UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

With respect to one or more proposed issues of debt securities of the Corporation

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 18, 2023

The following information is being filed pursuant to Rule 3 of Regulation IFC with respect to one or more proposed issues of debt securities of the International Finance Corporation (“IFC”). As authorized by Rule 4 of Regulation IFC, certain information is to be provided in the form of a Prospectus (for IFC’s Global Medium-Term Notes Program), attached as Exhibit A and a Prospectus Supplement (for IFC’s Impact Notes Program) attached as Exhibit B. Certain information specified in Schedule A to Regulation IFC is not available at the date of this Report.

Items 1-6.	Not yet known. This information will be included in future reports for a particular issue.

Item 7.	Exhibits

A.	Prospectus dated October 3, 2023

B.	Prospectus Supplement dated October 3, 2023

EXHIBIT A

PROSPECTUS

International Finance Corporation

Global Medium-Term Note Program

for issues of Notes with maturities of

three months or longer from the date of the original issue

Under the Global Medium-Term Note Program described in this Prospectus (the “Program”), International Finance Corporation (“IFC” or the “Corporation”), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes with maturities of three months or longer from the date of the original issue (the “Notes”) in an unlimited aggregate nominal amount. Notes will be sold through one or more Dealers (as defined in “Summary and Overview of the Program”) appointed by the Corporation, or directly by the Corporation itself.

Application has been made for Notes issued under the Program to be admitted to the official list of the Luxembourg Stock Exchange (the “Official List”) and to trading on the regulated market of the Luxembourg Stock Exchange. References in this Prospectus to Notes being “listed” (and all related references) shall mean that such Notes have been admitted to the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange’s regulated market. This Prospectus constitutes a voluntary alleviated base prospectus for the purpose of Part III of the Luxembourg law dated 16 July 2019 on Prospectuses for Securities.

Application will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained or incorporated by reference in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Corporation, the Program or the Notes. There is no assurance that the application to the Official List of the SGX-ST for the listing of the Notes of any Series (as defined herein) will be approved.

The Program provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Corporation and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Program. The applicable Final Terms (as defined herein) in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Prospectus replaces the prospectus dated October 11, 2021 in relation to the Program, except in relation to Notes issued prior to the date hereof.

Notes of any particular issue will be in bookentry form, or bearer form (“Bearer Notes”) or registered form (“Registered Notes”), as specified in the applicable Final Terms. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Final Terms.

Unless an issue of Notes is intended to qualify as a targeted bearer issuance (as defined in “Summary and Overview of the Program”), each Series of Bearer Notes with a maturity at issue of more than one year will be represented on issue by a temporary global note in bearer form (each a “Temporary Global Note”) exchangeable for a permanent global note in bearer form (each a “Permanent Global Note”, and collectively with Temporary Global Notes, “Global Notes”) or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive bearer form (“Definitive Bearer Notes”), upon certification of non-U.S. beneficial ownership. Each Series of Bearer Notes that is issued as part of a targeted bearer issuance will be represented on issue by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes. Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Bank of New York (“Fed Bookentry Notes”) will be issued in uncertificated bookentry form. Registered Notes will be represented by registered certificates (each a “Certificate”), one Certificate being issued in respect of each Noteholder’s entire interest in Registered Notes of one Series. Global Certificates (“Global Certificates”) may be issued representing all or a portion of a Series of Registered Notes, if specified in the applicable Final Terms.

Depending on their form and Specified Currency (as defined herein), it is expected that Notes will be accepted for clearance through one or more clearing systems, as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by The Depository Trust Company (“DTC”) and, for Fed Bookentry Notes, the Federal Reserve Banks and, outside the United States, those operated by Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking S.A. (“Clearstream, Luxembourg”) and The Central Depository (Pte) Limited (“CDP”). Global Notes may be issued in new global note form and Global Certificates may be held under the new safe-keeping structure or otherwise in classic global note form or not under the new safe-keeping structure.

The Program has been rated AAA by Standard & Poor’s Financial Services LLC (“S&P”) and Aaa by Moody’s Investors Service, Inc. (“Moody’s”). A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Prospective investors should have regard to the factors described under the section headed “Risk Factors” in this Prospectus.

Arranger for the Program

Morgan Stanley

The date of this Prospectus is October 3, 2023

The Corporation accepts responsibility for the information contained in this Prospectus. To the best of the knowledge of the Corporation (having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see “Availability of Information and Incorporation by Reference” below).

THE NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

MIFID II PRODUCT GOVERNANCE / TARGET MARKET

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

The Final Terms in respect of any Notes may include a legend entitled “MiFID II product governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any Dealer or Manager (as specified in the applicable Final Terms) subscribing for any Notes is a manufacturer in respect of such Notes, but otherwise neither the Arranger (as defined in “Summary and Overview of the Program”) nor any such Dealer or Manager nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules.

As used above, the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

The Final Terms in respect of any Notes may include a legend entitled “UK MiFIR product governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate. Any distributor should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any Dealer or Manager subscribing for any Notes is a manufacturer in respect of such Notes, but otherwise neither the Arranger nor any such Dealer or Manager nor any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

As used above, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE, AS MODIFIED OR AMENDED FROM TIME TO TIME

Unless otherwise stated in the Final Terms in respect of any Notes, all Notes issued or to be issued under the Program shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and the applicable Final Terms in connection with the offering or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or any Dealer or the Arranger. Neither the delivery of this Prospectus or any applicable Final Terms nor any offering or sale made in connection herewith or therewith shall, under any circumstances, create any implication that there has been no change in the financial condition or affairs of the Corporation since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or the date of any documents most recently incorporated by reference in, and forming part of, the Prospectus (as described in “Availability of Information and Incorporation by Reference” below) or that any other information supplied in connection with the Program is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Prospectus or any Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required by the Corporation, any Dealer and the Arranger to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of the Notes and on the distribution of this Prospectus or any Final Terms, see “Plan of Distribution”.

Neither this Prospectus nor any Final Terms constitutes an offer of, or an invitation by or on behalf of the Corporation or any Dealer to subscribe for, or purchase, any Notes. Neither this Prospectus nor any other information supplied in connection with the Program should be considered as a recommendation by the Corporation or any of the Dealers that any potential investor should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

In connection with the issue of any Tranche (as defined herein) of Notes, the Dealer or Dealers (if any) named as the stabilization manager(s) (the “Stabilization Manager(s)”) (or persons acting on behalf of any Stabilization Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilization action or over-allotment must be conducted by the relevant Stabilization Manager(s) (or persons acting on behalf of any Stabilization Manager(s)) in accordance with all applicable laws and rules.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “€”, “EUR” and “euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, references to “Sterling”, “£” and “GBP” are to the lawful currency of the United Kingdom, references to “yen” are to the lawful currency of Japan, references to “U.S. dollars”, “$” and “U.S.$” are to the lawful currency of the United States of America and references to “Singapore dollars”, “SGD” and “S$” are to the lawful currency of Singapore.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

The Corporation prepares:

(a)	unaudited quarterly financial statements and audited annual financial statements;

(b)

an annual information statement (the “Information Statement”) which describes the Corporation, including its capital, operations and administration, the Articles of Agreement of the Corporation (the “Articles of Agreement”), the Corporation’s legal status, and its principal financial policies, and contains the Corporation’s most recent audited financial statements; and

(c)	an annual report.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the Commission under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the “IFC Information”).

In addition, the IFC Information will be filed with the Luxembourg Stock Exchange and any other stock exchange on which Notes are listed from time to time and which requires such a filing. The IFC Information may be inspected and copies may be obtained without charge at the website of the Corporation (www.ifc.org) and at the following addresses, and at any other address specified in the applicable Final Terms:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Citibank, N.A., London Branch	Citicorp Investment Bank (Singapore) Limited
Citigroup Centre	5 Changi Business Park Crescent
Canada Square, Canary Wharf	#07-00 Changi Business Park
London E14 5LB	Singapore 486027

In addition, copies of the Articles of Agreement and the Fiscal Agency Agreement, the Global Agency Agreement, the Supplemental Agency Agreement and the Deed of Covenant (each as defined under “Terms and Conditions of the Notes”) may be inspected or collected by a Noteholder upon reasonable request at the above offices of Citibank, N.A., London Branch (the “Global Agent”) during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent).

Copies of such documents and the IFC Information also will be available without charge from the office of the Corporation set out at the end of this Prospectus.

Incorporation by Reference

The Corporation’s latest Information Statement, any unaudited quarterly or annual financial statements filed with the Commission or any stock exchange on which Notes are listed subsequent to the date of such Information Statement and any supplements (other than Final Terms) or amendments to this Prospectus circulated by the Corporation from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to “this Prospectus” shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

The Corporation will, in the event of any material change in the financial position of the Corporation which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue and listing of Notes by the Corporation.

If the terms of the Program are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, the Corporation will prepare a new prospectus.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of this Prospectus and of documents incorporated by reference in this Prospectus may be obtained (without charge) from the website of the Luxembourg Stock Exchange (www.luxse.com), the office of the Corporation set out at the end of this Prospectus and the website of the Corporation (www.ifc.org).

The information on any website referred to in this Prospectus (including the respective websites of the Luxembourg Stock Exchange and the Corporation) does not form part of this Prospectus, except where that information has been incorporated by reference into this Prospectus.

Forward-looking Statements

This Prospectus includes “forward-looking statements”. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding the Corporation’s financial position, strategy, plans, policies, practices and objectives for future operations, are forward-looking statements. Such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Corporation’s present and future strategies and the environment in which the Corporation will operate in the future. Among the important factors that could cause the Corporation’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, macro-economic conditions, investment from member countries and non-performance by borrowers. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under “Risk Factors”. These forward-looking statements speak only as at the date of this Prospectus. The Corporation expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Corporation’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PROSPECTUS SUPPLEMENT

The Corporation has undertaken to the Arranger and the Dealers that if during any time the Prospectus is being used in connection with the offer and sale of Notes, any event shall occur as a result of which, in the judgment of the Corporation, this Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading, the Corporation shall prepare an amendment or supplement to this Prospectus for use in connection with any subsequent offering of the Notes and shall supply to each Dealer for any such subsequent offering such amendment or supplement hereto as such Dealer may reasonably request.

FINAL TERMS

The Corporation will prepare in respect of each particular issue of Notes a Final Terms (each a “Final Terms”) which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as the Corporation considers appropriate. A Final Terms may set out the full text of the terms and conditions of a particular issue of Notes if the Corporation and the relevant Dealer(s) consider it necessary or appropriate. See “Form of Final Terms” below.

USE OF PROCEEDS

The net proceeds of the sale of the Notes will be used for the general operations of the Corporation in accordance with its Articles of Agreement. IFC’s mission is to advance economic development by encouraging the growth of productive private enterprise in developing countries. IFC’s operations contribute to the World Bank Group’s twin goals of ending extreme poverty and promoting shared prosperity. Spanning strategic sectors and regions, IFC’s operations are aligned with the United Nations Sustainable Development Goals with a strong emphasis on prioritizing partnerships with private investors to mobilize new sources of finance. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. IFC’s Performance Standards form part of IFC’s Sustainability Framework and articulate the Corporation’s strategic commitment to sustainable development. The Performance Standards define IFC clients’ responsibilities for managing their environmental and social risks and are an integral part of IFC’s approach to risk management. Pending their use in financing eligible investments, the net proceeds from the sale of the Notes will be invested as part of IFC’s liquid assets portfolio.

SUMMARY AND OVERVIEW OF THE PROGRAM

This summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference, by any investor. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this Summary.

The Corporation

International Finance Corporation is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. The Corporation is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (the “IBRD”), the International Development Association (“IDA”), the Multilateral Investment Guarantee Agency (“MIGA”) and the International Centre for Settlement of Investment Disputes (“ICSID”). It is a legal entity separate and distinct from IBRD, IDA, MIGA and ICSID with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in the Corporation is open only to member countries of IBRD. The obligations of the Corporation are not obligations of, or guaranteed by, IBRD, IDA or any government.

The Corporation’s principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433, United States of America.

The Corporation is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of the Corporation. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of August 30, 2023, the Corporation’s entire share capital was held by 186 member countries. As of August 30, 2023, member countries of the Organization for Economic Cooperation and Development (“OECD”) held 66.32 per cent. of the voting power of the Corporation. The five largest of the Corporation’s 186 shareholders by voting power are the United States (18.13 per cent. of the total voting power), Japan (7.54 per cent.), Germany (5.06 per cent.), United Kingdom (4.53 per cent.), and France (4.53 per cent.). The Corporation’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Unlike most other multilateral institutions, the Corporation does not accept host government guarantees of its loans. Generally, the Corporation charges market-based rates for its loans and seeks market returns on its debt securities and equity investments. The financial strength of the Corporation is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.

In partnership with private investors, the Corporation assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. The Corporation also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other crisis initiatives. In addition to project finance and mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. The Corporation has a strategic commitment to sustainable development, which is articulated through its Sustainability Framework. The Corporation uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving its development objectives.

IFC plays a key role in achieving the World Bank Group’s goal of helping countries achieve better sustainable development outcomes. IFC seeks to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency. IFC contributes to the World Bank Group’s twin goals of ending extreme poverty and promoting shared prosperity by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. The two goals emphasize the importance of economic growth, inclusion and sustainability—including strong concerns for equity. Sustainable economic growth that creates good jobs requires action to strengthen both the private and public sectors. Inclusion entails empowering all citizens to participate in, and benefit from, the development process, removing barriers against those who are often excluded. Sustainability ensures that today’s development progress is not reversed tomorrow and that the pace of progress does not flag in the future. IFC’s impact-rating system, the Anticipated Impact Measurement and Monitoring Framework, evaluates projects based on their expected development outcomes, as well as their effect on market creation.

Overview of the Program

The following overview is qualified in its entirety by the remainder of this Prospectus.

Issuer:	International Finance Corporation

Legal Entity Identifier (LEI):	QKL54NQY28TCDAI75F60

Description:	Global Medium-Term Note Program

Arranger:	Morgan Stanley & Co. International plc

Dealers:	The Dealers will consist of any of one or more dealers appointed as dealers (as described in “Plan of Distribution”) from time to time for a specific issue of Notes.

Global Agent, Exchange Agent, Registrar, Calculation Agent and Transfer Agent:	Citibank, N.A., London Branch

Fiscal Agent:	Federal Reserve Bank of New York

Paying Agents:	Citibank, N.A., London Branch and Citicorp Investment Bank (Singapore) Limited for Notes cleared through CDP (the “Singapore Paying Agent”).

Specified Currencies:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Corporation and the relevant Dealers.

Redenomination:	Notes denominated in the currency of a country that subsequently participates in the third stage of European Economic and Monetary Union may be subject to redenomination, renominalization and/or consolidation with other Notes then denominated in euro. The provisions applicable to any such redenomination, renominalization and/or consolidation will be as specified in the applicable Final Terms.

Maturities:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of three months or longer from the date of the original issue.

Specified Denomination:	Notes will be in such denominations as may be specified in the applicable Final Terms.

Method of Issue:	The Notes will be issued through Dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. The Corporation may also directly offer and sell Notes to investors, to the extent permitted by applicable law. The Notes will be issued in series (each a “Series”) having one or more dates of issue and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a “Tranche”) on the same or different dates of issue. The specific terms of each Tranche will be set out in the applicable Final Terms.

Issue Price:	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:	The Notes may be issued in bookentry form, bearer form or in registered form. Fed Bookentry Notes, which are Notes denominated and payable in U.S. dollars cleared through the bookentry system of the Federal Reserve Banks (the “Federal Reserve”), will be in bookentry form and may not be exchanged for Notes in registered form or for Notes in bearer form.

Unless the issuance is intended to qualify as a targeted bearer issuance described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii) (a “targeted bearer issuance”), each Tranche of Bearer Notes will be represented upon initial issuance by a Temporary Global Note which may be exchanged after a period of not less than 40 days from the date of issue for either (a) a Permanent Global Note upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, or (b) Definitive Bearer Notes upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury. Each Tranche of Bearer Notes issued as part of a targeted bearer issuance will be represented upon initial issuance by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes.

Each Tranche of Registered Notes will be represented upon initial issuance by one or more Certificates, each evidencing an individual Noteholder’s entire interest in such Registered Notes. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as “Global Certificates”.

Clearing Systems:	It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by DTC and, for Fed Bookentry Notes, the Federal Reserve and, outside the United States, those operated by Euroclear and Clearstream, Luxembourg and, if so specified in the applicable Final Terms in the case of Notes listed on the SGX-ST, CDP, and in relation to any Series, such other clearing system as specified in the applicable Final Terms.

Initial Delivery of Notes:	On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is intended to be in new global note form, such Global Note will be delivered to a common safekeeper (the “Common

Safekeeper”) for Euroclear and Clearstream, Luxembourg (such Global Notes are issued in new global note (“NGN”) form). On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is not intended to be in new global note form, unless otherwise agreed among the Corporation, the Global Agent and the relevant Dealer, the Corporation will deposit (i) a Temporary Global Note representing Bearer Notes (except in the case of a targeted bearer issuance); or (ii) a Permanent Global Note or Definitive Bearer Notes in the case of a targeted bearer issuance with a common depositary (the “Common Depositary”) for Euroclear and Clearstream, Luxembourg, CDP, or any other clearing system specified in the applicable Final Terms (such Global Notes are issued in classic global note (“CGN”) form).

On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is intended to be held under the new safe-keeping structure, the Global Agent will deposit such Global Certificate with a Common Safekeeper for Euroclear and Clearstream, Luxembourg, and the Registered Notes will registered in the name of a nominee of the Common Safekeeper, as specified in the applicable Final Terms (such Registered Notes being held under the new safe-keeping structure (the “NSS”)). On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is not intended to be held under the new safe-keeping structure, unless otherwise agreed among the Corporation, the Global Agent and the relevant Dealer, the Global Agent will deposit such Global Certificate with a common depositary or custodian for Euroclear, Clearstream and Luxembourg, DTC, any other clearing system specified in the applicable Final Terms, to be registered in the name of a nominee of a common depositary or of, DTC, or any other clearing system specified in the applicable Final Terms.

Description of Notes:	Notes may be Fixed Rate Notes, Floating Rate Notes, Zero Coupon Notes or Structured Notes.

Fixed Rate Notes:	Notes that will bear interest at the rate or rates specified in the applicable Final Terms.

Floating Rate Notes:	Notes that will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating either the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series), or the latest version of the 2021

ISDA Interest Rate Derivatives Definitions (as published by ISDA as at the Issue Date of the first Tranche of the Notes of the relevant Series) as specified in the applicable Final Terms; or

(ii)  by reference to EURIBOR, SONIA, SOFR or €STER (or such other benchmark as may be specified in the applicable Final Terms) as adjusted for any applicable margin.

Interest periods will be specified in the applicable Final Terms.

Zero Coupon:	Notes that may be issued at their nominal amount or at a discount to it and will not bear interest.

Structured Notes:	Notes that include Index-linked Notes, Capital at Risk Notes and other Notes such as variable redemption amount Notes, step-up Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, callable notes and any other type of Notes that the Corporation and any Dealer or Dealers may agree to issue under the Program as set out in the applicable Final Terms.

Index-Linked Notes:	Notes where the final redemption amount and/or the amount of interest will be calculated by reference to an index or index-based formula as specified in the applicable Final Terms.

Capital at Risk Notes:	Notes where the investor may lose some or all of the principal of its Note (whether payable at maturity, upon redemption or otherwise).

Fixed Redemption Amount:	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.

Redemption by Instalments:	The applicable Final Terms in respect of each Series of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Automatic Early Redemption:	The applicable Final Terms may provide that Notes of a Series will be redeemed automatically prior to their stated maturity on the basis that the interest payable on such Notes reaches or exceeds a benchmark determined in relation to one or more interest rates, exchange rates or stock market or commodities indices or formulae or a combination thereof as may be specified in, or otherwise provided in such Final Terms.

Optional Redemption:	The applicable Final Terms will state whether Notes may be redeemed prior to their stated maturity in whole or in part at the option of the Corporation and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Final Terms.

Status of Notes:	The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation ranking pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. The Notes are not obligations of any other World Bank Group entity, including the International Bank for Reconstruction and Development and the International Development Association, or of any government.

Negative Pledge:	None

Events of Default:	With respect to each Series of Notes, if the Corporation shall either (i) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (ii) fail to pay when due, in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies, of the principal of, premium (if any), or interest on, any Note of another Series or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

Rating:	The Program has been rated AAA by S&P and Aaa by Moody’s. As defined by S&P, an “AAA” rating means that the ability of the Corporation to meet its financial commitment on its obligations is extremely strong. As defined by Moody’s, an “Aaa” rating means that the Corporation’s ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk.

The security ratings in respect of the Program will not apply to Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. Investors may lose some or all of their investment regardless of any assigned rating.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Taxation:	The Notes and interest thereon are not exempt from taxation generally.

Under the Articles of Agreement, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member country (i) which tax discriminates against the Notes solely because they are issued by the Corporation or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

Under the Articles of Agreement, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any) and interest due on the Notes will be paid to the Fiscal Agent, the Global Agent or any paying agent without deduction in respect of any such tax. However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as the Corporation’s Fiscal Agent, Global Agent or paying agent.

Governing Law:	English, New York, or such other law as is specified in the applicable Final Terms. Fed Bookentry Notes will be governed by the laws of the State of New York.

Listing:

Application has been made for Notes issued under the Program to be listed on the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange. However, specific Series of Notes may be listed on the SGX-ST or on other stock exchanges or may be unlisted. The applicable Final Terms in respect of any Series of Notes will specify whether such Notes will be unlisted or listed on the Luxembourg Stock Exchange, the SGX-ST or any other stock exchange.

For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, such Notes will be traded on the SGX-ST in a minimum board lot size of S$200,000 or its equivalent in other currencies.

Selling Restrictions:	The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States and in certain other jurisdictions as set forth in this Prospectus and as may be set forth in the applicable Final Terms. In particular, the Notes are not required to be registered under the United States Securities Act of 1933, as amended. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons in connection with their primary distribution. See “Plan of Distribution”.

RISK FACTORS

The following section does not describe all the risks (including those relating to each prospective investor’s particular circumstances) with respect to an investment in the Notes of a particular Series, including the interest rate, exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or when the investor’s currency is other than the Specified Currency of issue or in which the payment of such Notes will be made. Prospective investors should refer to and carefully consider the applicable Final Terms for each particular issue of Notes, which may describe additional risks associated with such Notes. The risks in the following section and the applicable Final Terms are provided as general information only. The Corporation disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or Final Terms or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Notes. Certain Notes, in particular Structured Notes, are complex financial instruments and may not be suitable for all investors. Prospective investors should have the financial status and sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and the applicable Final Terms and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor’s particular circumstances. In addition, prospective investors should have the financial capacity to bear the risks associated with any investment in such Notes and should review, among other things, the most recent audited and unaudited financial statements, if any, of the Corporation incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

Notes linked to the performance of interest rate indices are subject to risks not associated with a conventional debt security and which may result in the loss of principal and/or reduction in the premium and/or interest payable on Notes.

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Corporation at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Corporation and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Notes are subject to exchange rate and exchange control risks if the Investor’s Currency is different from the Specified Currency.

Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the “Investor’s Currency”) other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor’s Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor’s Currency.

Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor’s Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor’s Currency. Such risks generally depend on economic and political events over which the Corporation has no control. In recent years, rates of exchange have been volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor’s Currency would result in a decrease in the Investor’s Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor’s Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor’s Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor’s Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note’s effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor.

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal, premium (if any) or interest in respect of a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due. Condition 6(i) provides that if any payment in respect of any Note is payable in a Specified Currency other than U.S. dollars and either: (i) payment cannot be made in such Specified Currency or, in the determination of the Determination Agent or, if no Determination Agent has been appointed in respect of the Notes, by an Independent Agent, payment in such Specified Currency would be impracticable or require the Corporation to incur material additional costs; or (ii) the Corporation is prohibited, restricted or limited from converting the Specified Currency into U.S. dollars through customary legal channels, in each case due to any circumstance beyond the control of the Corporation (including for the reasons specified in Condition 6(i)), the Corporation shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the spot exchange rate at which the Specified Currency can be sold in exchange for U.S. dollars, for settlement on the relevant date for payment in respect of the Notes, as determined by the Determination Agent or the Independent Agent (which may be the counterparty under a related hedging transaction in connection with the Notes) on the related spot fixing day, or if such spot exchange rate is not available on such date, on the basis of an exchange rate for the relevant currency pair determined by the Determination Agent or the Independent Agent (which exchange rate may be the exchange rate most recently available in respect of the currency pair or may be zero). In the event that the exchange rate were to be determined to be zero, this would result in the loss of the entirety of the principal invested in the Notes by the investor. In addition, the Corporation may, in its sole discretion, postpone payment of the amount due on the relevant date for payment in order to enable the determination and notification of the exchange rate as contemplated in Condition 6(i) to be made at least two Business Days prior to the relevant date for payment in respect of the Notes. No interest will accrue in respect of any such postponement of the relevant date for payment.

Notes may not be a suitable investment for all investors seeking exposure to assets with certain sustainability characteristics.

While the net proceeds from the sale of Notes will be used by the Corporation for the general operations of the Corporation in accordance with its Articles of Agreement, including to finance eligible projects, the Notes may not satisfy an investor’s requirements where such investor seeks to invest in assets with certain sustainability characteristics. In particular, no assurance is given by the Corporation that the use of such proceeds for any eligible projects will satisfy, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates.

No assurance is or can be given to investors that any projects or uses the subject of, or related to, any eligible projects will meet any or all investor expectations regarding such “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects or uses the subject of, or related to, any eligible projects.

Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, Notes may not comply with any such definition or label. There can be no assurance that the net proceeds from the sale of any particular Tranche of Notes will be totally or partially disbursed for eligible projects within the term of such Notes. Not all eligible projects will be completed within the specified period or with the results or outcome as originally expected or anticipated by IFC and some planned eligible projects might not be completed at all.

Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Prospectus regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

Structured Notes are subject to risks that are not associated with a conventional debt security including changes in interest rates and exchange rates which may result in the loss of principal and/or reduction in the premium and/or interest payable on Structured Notes.

An investment in a Structured Note issued by the Corporation entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Corporation. A “Structured Note” is a Note with principal, premium (if any) or interest determined by reference to one or more currencies or currency units (including exchange rates and swap indices between currencies or currency units), one or more interest rate indices, stock market indices, commodity indices or other indices or other formulae, reference items or variables (each an “Applicable Index”) (other than a single conventional interest rate index or formula) and which may incorporate features such as embedded options, caps or floors referencing one or more currencies or currency units or Applicable Indices.

Structured Notes are subject to greater volatility than investments in conventional debt securities.

An Applicable Index may be subject to significant changes, and the risk that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, reference items or variables; that two or more indices, formulae, reference items or variables that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected; that the resulting interest rate may be less than that payable on a conventional debt security issued by the Corporation at the same time or that no interest may be payable; that the repayment of principal may occur at times other than that expected by the investor; that the investor may lose a substantial portion of the principal of its Note (whether payable at maturity, upon redemption or otherwise); and that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable.

Structured Notes may be subject to the effects of currency devaluations and the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency (as discussed under “Risk Factors — Notes are subject to exchange rate and exchange control risks if the Investor’s Currency is different from the Specified Currency”). Such risks generally depend on a number of factors, including financial, economic and/or political events over which the Corporation has no control. As a result, such Notes may have more volatile performance results than for conventional debt securities issued by the Corporation.

In addition, if an Applicable Index used to determine the amount of interest payable contains a spread or margin multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum (“cap”) or minimum (“floor”) interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Corporation at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates and stock market, commodities or other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

An investment in Structured Notes that are Capital at Risk Notes may result in a loss.

Investors cannot be assured that the Corporation will make any payment on any Capital at Risk Notes at maturity. The payment at maturity on Capital at Risk Notes will depend on the features of the particular issue of Capital at Risk Notes as described in the applicable Final Terms. Because of these features, the amount of cash investors receive at maturity may be more or less than the amount invested in the Capital at Risk Notes. Accordingly, investors may lose some or all of their investment. There may not be a minimum amount that the Corporation will pay at maturity; therefore, investors may lose their entire investment in the Capital at Risk Notes.

The security ratings in respect of the Program will not apply to Capital at Risk Notes.

Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. Investors may lose some or all of their investment regardless of any assigned rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

The yield on Structured Notes may be lower than the yield on a standard debt security of comparable maturity.

The yield that investors will receive on Structured Notes, which could be negative, may be less than the return that investors could earn on other investments. Even if the yield on a series of such notes is positive, it may be less than the yield of a conventional senior debt security of the Corporation with the same maturity date. The investment on such notes may not reflect the full opportunity cost to investors when taking into account factors that affect the time value of money.

In the case of Index-Linked Notes, the timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor’s expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor’s yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor’s yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction). In the case of Capital at Risk Notes, investors may not receive full payment of principal at maturity.

The market value of the Notes may be affected by any optional redemption feature.

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Corporation, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Corporation, and this also may be true prior to any such period. The Corporation may be expected to redeem such Notes in circumstances where the Corporation’s cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

At the time the terms of Structured Notes are set, they may be worth less than the issue price.

Structured Notes may contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The estimated value of such Notes at the time the terms of the Notes are set on the trade date may be less than the Issue Price. This difference may be because of fees, costs, differences in derivatives pricing and other factors.

There may not be an active trading market for Structured Notes.

Structured Notes may not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop. Even if a secondary market for such Notes were to develop, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for such Notes in any secondary market could be substantial. If investors sell their Notes before maturity, they may have to do so at a discount from the Issue Price, and, as a result, suffer substantial losses. See also discussion under “Risk Factors - There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions.”

Investors in Structured Notes should have the ability and expertise, and/or access to appropriate analytical resources, to analyze quantitatively the effect (or value) of any redemption, cap or floor, or other features of such Structured Notes, and the resulting impact on the value of such Structured Notes.

There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions.

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Corporation and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Notes bearing interest at a variable rate with caps or floors generally are more volatile than those of Notes bearing interest at a variable rate linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches the cap or floor. Similarly, the prices of Notes bearing interest at a variable rate linked to an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Notes bearing interest at a variable rate linked to the same Applicable Index without such a rate multiplier or other leverage factor.

In the case of Notes bearing interest at a Floating Rate with an interest rate equal to a fixed rate less a rate based upon a reference rate, the interest rate will vary in the opposite direction of changes in such reference rate. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by the Corporation based on the same reference rate (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the Applicable Index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that the Corporation may elect to convert from a Fixed Rate to a Floating Rate, or from a Floating Rate to a Fixed Rate, the ability of the Corporation to convert the interest rate may affect the secondary market and the value of such Notes since the Corporation may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to the Corporation. The change of interest basis may result in a lower interest return for Noteholders. If the Corporation elects to convert from a Fixed Rate to a Floating Rate, the Margin may be lower (if being added to the relevant reference rate) or higher (if being subtracted from the relevant reference rate) than prevailing spreads at the time of such conversion on other floating rate securities issued by the Corporation with comparable maturities using the same reference rate, and the interest rate at any time may be lower than that payable on other securities of the Corporation. Conversely, if the Corporation elects to convert from a Floating Rate to a Fixed Rate, the Fixed Rate may be lower than prevailing interest rates on other securities of the Corporation.

The prices at which zero coupon instruments, such as Zero Coupon Notes, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the nominal amount payable on such instruments, such as Notes issued at a substantial discount to their nominal amount or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Investment in Notes may not be legal for all investors.

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

The conditions of the Notes contain provisions which may permit their modification without the consent of all investors.

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders, including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority. At such a meeting, a certain majority of Noteholders can, among other things, approve amendments to the maturity date of the Notes, reduce their nominal amount or redemption amount, amend the dates of payment of interest or the interest rates and vary the currency or currencies of payment or denomination of the Notes.

The value of the Notes could be adversely affected by a change in law or administrative practice.

The Final Terms of each Series of Notes will specify the governing law of such Notes. No assurance can be given as to the impact of any possible judicial decision or change to applicable law or administrative practice after the date of the applicable Final Terms and any such change could materially adversely impact the value of the Notes affected by it.

Investors who hold less than the minimum Specified Denomination, if applicable, may be unable to sell their Notes and may be adversely affected if Notes in definitive form are subsequently required to be issued.

In relation to any issue of Bearer Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not be able to sell such holding without first purchasing a principal amount of Notes at or in excess of the minimum Specified Denomination. Further, a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Bearer Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Holders of Notes held through DTC, Euroclear and Clearstream, Luxembourg, CDP, the Federal Reserve Banks or any other clearing system, as the case may be, must rely on procedures of those clearing systems to effect transfers of Notes, receive payments in respect of Notes and vote at meetings of Noteholders.

Notes issued under the Program to be held through DTC or Euroclear and Clearstream, Luxembourg will be represented on issue by one or more Global Notes or Global Certificates, as the case may be, that may be deposited with a Common Depositary or Common Safekeeper for Euroclear and Clearstream, Luxembourg or may be deposited with a nominee for DTC. Except in the circumstances described in each Global Note or Global Certificate, investors will not be entitled to receive Notes in definitive form. Each of DTC, Euroclear and Clearstream, Luxembourg and their respective direct and indirect participants will maintain records of the beneficial interests in each Global Note held through it. In respect of Notes which are accepted for clearance by CDP, the entire issue of the Notes is to be held by or on behalf of CDP in the form of a Global Note for persons holding the Notes in securities accounts with CDP (“Depositors”). Delivery and transfer of Notes between Depositors is by electronic book-entries in the records of CDP only, as reflected in the securities accounts of Depositors. While the Notes are represented by a Global Note or Global Certificate, investors will be able to trade their beneficial interests only through the relevant clearing systems and their respective participants.

While the Notes are represented by Global Notes or Global Certificates, the Corporation will discharge its payment obligation under the Notes by making payments through the relevant clearing systems. A holder of a beneficial interest in a Global Note or Global Certificate must rely on the procedures of the relevant clearing system and its participants to receive payments under the Notes. The Corporation has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in any Global Note or Global Certificate.

Holders of beneficial interests in a Global Note or Global Certificate will not have a direct right to vote in respect of the Notes so represented. Instead, such holders will be permitted to act only to the extent that they are enabled by the relevant clearing system and its participants to appoint appropriate proxies.

Although CDP has established procedures to facilitate transfer of interests in the Notes in global form among Depositors, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions (as defined in “Clearance and Settlement”) designated by the relevant Dealer(s). Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

In respect of Notes held through any other clearing system, investors will have to rely on the procedures of such clearing system for payment of interest and principal on their Notes. Furthermore, investors should also consider any legal risks that may be applicable to them as a result of how their holding of, or beneficial interest in, Notes will be recorded and legally recognised, procedures for the transfer of their Notes and also for the exercise of voting rights.

Future discontinuance of certain benchmark rates may adversely affect the value of Floating Rate Notes which are linked to or which reference any such benchmark rate.

Interest rates and indices which are deemed to be “benchmarks”, are the subject of national and international regulatory guidance and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the value or liquidity of, and the amount payable under, any Notes referencing such a benchmark.

Regulation aimed at the provision of benchmarks by benchmark administrators, the contribution of input data to a benchmark and the use of a benchmark by certain entities within a particular jurisdiction could have a material impact on any Notes linked to or referencing a benchmark, in particular if the methodology or other terms of the benchmark are changed in order to comply with the requirements of such regulation. Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the relevant benchmark.

More broadly, any of the international or national reforms, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements.

Such factors may have (without limitation) the following effects on certain benchmarks: (i) discouraging market participants from continuing to administer or contribute to a benchmark; (ii) triggering changes in the rules or methodologies used in the benchmark and/or (iii) leading to the disappearance of the benchmark. Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a benchmark.

Investors should be aware that, if a benchmark rate were discontinued or otherwise unavailable (a “Benchmark Event”), the rate of interest on Floating Rate Notes which are linked to or which reference such benchmark rate will be determined for the relevant period by the fall-back provisions applicable to such Notes as set forth in the Final Terms. If, following the occurrence of a Benchmark Event, no successor or alternative reference rate is determined, the ultimate fallback for determining the rate of interest for a particular Interest Period or Interest Accrual Period may result in the rate of interest for the last preceding Interest Period or Interest Accrual Period being used. This may result in the effective application of a fixed rate for Floating Rate Notes based on the rate which was last observed on the Relevant Screen Page for the purposes of determining the rate of interest in respect of an Interest Period or an Interest Accrual Period (as applicable).

In addition, due to the uncertainty concerning the availability of successor and alternative reference rates, the relevant fallback provisions may not operate as intended at the relevant time. Determinations of successor or alternative reference rates may be made without the consent of the Noteholders and could have unexpected commercial consequences, and there can be no assurance that, due to the particular circumstances of each Noteholder, any such determination will be favorable to each Noteholder. Any such consequences could have a material adverse effect on the value of and return on any such Notes.

Changes in creditworthiness of the Corporation’s clients may affect the financial condition of the Corporation.

As described in more detail in the Corporation’s Information Statement, the Corporation is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of the Corporation. The Corporation’s principal investment products are loans, equity investments, debt securities and guarantees. The Corporation’s disbursed investment portfolio is diversified by country, region, industry, sector and project type, and it operates under a comprehensive enterprise risk management framework which is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. The value of the Corporation’s investments, and the financial returns on them, are subject to the risk of adverse changes in the financial condition of the Corporation’s clients, which may arise from factors specific to a particular client or industry or from changes in the macroeconomic environment or the financial markets in the countries in which a client operates. Such adverse changes could require the Corporation to recognize write-downs or realize impairment charges, any of which may adversely affect its financial condition.

Adverse financial and credit market conditions may significantly affect the Corporation’s ability to access international debt markets, on which Corporation relies as its primary source of funding.

The Corporation raises virtually all of the funds for its lending and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. The Corporation diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness.

Disruptions, uncertainty or volatility in financial markets may limit the Corporation’s ability to issue securities, most notably longer-dated debt securities, in the international markets at a cost that is acceptable to the Corporation. These market conditions may limit the Corporation’s ability to replace, in a timely manner, maturing liabilities and access the funding necessary to carry on its activities. As such, the Corporation may decide to issue securities with shorter tenors than it prefers, or pay higher interest rates, thereby increasing the Corporation’s interest expense and significantly reducing its financial flexibility.

If the Corporation is unable to source appropriate funding, it may also be forced to reduce its activities or begin to sell liquid securities, which may have an adverse effect on its financial position.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions (the “Conditions” and each a “Condition”) that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of Part A of the applicable Final Terms, will apply to the Notes referred to in such Final Terms. If Notes are to be printed in definitive form either (i) the full text of these Conditions together with the relevant provisions of the Final Terms or (ii) these Conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non- applicable provisions), shall be endorsed on the Definitive Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below).

The Bearer Notes and the Registered Notes (each as defined in Condition 1(a)) are issued pursuant to an Amended and Restated Global Agency Agreement (as amended or supplemented as at the date of issue of the Notes (the “Issue Date”)), dated as of October 3, 2023 (the “Global Agency Agreement”) between the Corporation, Citibank, N.A., London Branch, as global agent and the other agents named therein (if any) and, in the case of Bearer Notes to be cleared through The Central Depository (Pte) Limited (“CDP”), as supplemented by the Amended and Restated Supplemental Agency Agreement dated as at October 11, 2021 (the “Supplemental Agency Agreement”) between the Corporation and Citicorp Investment Bank (Singapore) Limited, as Singapore paying agent, and the other agent named therein and, in the case of Bearer Notes and Registered Notes governed by English law, with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented as at the Issue Date, the “Deed of Covenant”) dated as of October 11, 2021 executed by the Corporation in relation to such Notes. The original executed Deed of Covenant is held by the global agent. The Global Agency Agreement includes forms of the Notes (other than Fed Bookentry Notes (as defined in Condition 1(a)) and Notes cleared through CDP) and the receipts (if any) for the payment of instalments of principal (the “Receipts”) relating to Notes in bearer form of which the principal is payable in instalments, the coupons (if any) attaching to interest-bearing Notes in bearer form (the “Coupons”) and the talons (if any) for further Coupons relating to such Notes (the “Talons”). The global agent, the Singapore paying agent, the paying agents, the registrar, the transfer agents, the exchange agent(s), the determination agent(s) and the calculation agent(s) are referred to below respectively as the “Global Agent”, the “Singapore Paying Agent”, the “Paying Agents” (which expression shall also include the Global Agent, the Singapore Paying Agent and such additional paying agents the Corporation may appoint from time to time or in connection with particular issues of Notes), the “Registrar”, the “Transfer Agents”, the “Exchange Agent(s)”, the “Determination Agent(s)” and the “Calculation Agent(s)” (which expressions shall include their respective successors and any additional agents appointed as such by the Corporation from time to time). The Global Agent, the Registrar, the Transfer Agent, the Exchange Agent(s), the Determination Agent(s), the Calculation Agent(s) and the Federal Reserve Bank of New York are together referred to herein as the “Agents”. Unless otherwise specified in these Conditions, the Calculation Agent will be Citibank, N.A., London Branch. The Noteholders (as defined below), the holders (the “Couponholders”) of Coupons and, where applicable in the case of such Notes, Talons, and the holders of Receipts are bound by and are deemed to have notice of all of the provisions of the Global Agency Agreement, the Supplemental Agency Agreement (if applicable to the relevant Notes), the Deed of Covenant and the Final Terms relevant to such Notes. Copies of the Global Agency Agreement, Supplemental Agency Agreement and the Deed of Covenant are available for inspection or collection by Noteholders upon reasonable request at the specified offices of each of the Global Agent, the Registrar and the Transfer Agents during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent).

The Fed Bookentry Notes are issued in accordance with a uniform fiscal agency agreement effective as of July 20, 2006 (as amended and supplemented from time to time, the “Fiscal Agency Agreement”) and made between the Corporation and the Federal Reserve Bank of New York, as fiscal and paying agent (the “Fiscal Agent”). Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of the Fiscal Agent.

In these Conditions, “Noteholder” means the bearer of any Bearer Note and the Receipts relating to it or the Federal Reserve Bank of New York for Fed Bookentry Notes or the person in whose name a Registered Note is registered, and “holder” (in relation to a Bearer Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or, in relation to a Fed Bookentry Note, the Federal Reserve Bank of New York or, in relation to a Registered Note, the person in whose name a Registered Note is registered, as the case may be.

For Notes which are not Definitive Bearer Notes, Fed Bookentry Notes or individually certificated Registered Notes represented by Certificates (each as defined in Condition 1(a)), references in these Conditions to terms specified on a Note or specified hereon shall be deemed to include references to terms specified in the applicable Final Terms issued in respect of a particular issue of Notes of which such Note forms a part (each a “Final Terms”) and which will be attached to such Note. For Notes which are Fed Bookentry Notes, references in these Conditions to terms specified on a Fed Bookentry Note or specified hereon shall be deemed to be references to the Final Terms applicable to such Fed Bookentry Note.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Final Terms.

1.	Form, Denomination, Title and Specified Currency

(a)	Form: Each issue of Notes of which this Note forms a part (the “Notes”) is issued as:

(i)	bearer notes (“Bearer Notes”) in the nominal amount of a Specified Denomination (as defined in Condition 1(b));

(ii)	uncertificated bookentry notes (“Fed Bookentry Notes”) in the nominal amount of a Specified Denomination; and/or

(iii)	registered notes (“Registered Notes”) in the nominal amount of a Specified Denomination,

as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise Bearer Notes only, Registered Notes only, or Fed Bookentry Notes only.

Bearer Notes may be issued in global form and/or definitive bearer form (“Definitive Bearer Notes”). Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the nominal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates (“Certificates”) in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the “Register”) kept by the Registrar.

(b)	Denomination: “Specified Denomination” means the denomination or denominations specified on such Note.

(c)	Title:

(i)	Title to Bearer Notes and Receipts, Coupons and Talons shall pass by delivery.

(ii)

The Corporation may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Bookentry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of the Corporation with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. As custodian of Fed Bookentry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Bookentry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of the Corporation with respect to such Fed Bookentry Notes to the extent of the sum or sums paid. A “Holding Institution” is a depositary or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch.

The Corporation, the Global Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the bearer of any Bearer Note, Receipt, Coupon or Talon, or the Federal Reserve Bank of New York for Fed Bookentry Notes, or the registered holder of any Registered Note, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Bearer Note, Receipt, Coupon or Talon, Fed Bookentry Note or Registered Note is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or any notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of the Corporation in respect of such Note or Coupon to the extent of the sum or sums so paid.

(iii)	Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement or otherwise in accordance with applicable law.

(d)

Specified Currency: The Specified Currency of any Note is as specified hereon. Unless otherwise specified hereon, all payments of principal and interest in respect of a Note shall be made in the Specified Currency.

2.	Transfers of Notes; No Exchange of Notes

(a)	Transfers:

(i)

Subject as provided in Condition 2(g), Registered Notes may be transferred in whole or in part in a Specified Denomination upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed. In the case of a transfer of part only of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the interest in the Notes not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the transferee’s aggregate interest in the Notes shall only be issued against surrender of the Certificate representing its existing interest in the Notes.

(ii)	Registered Notes may not be exchanged for Bearer Notes.

(b)

Transfer of Fed Bookentry Notes: Fed Bookentry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Bookentry Notes may not be exchanged for Registered Notes or for Bearer Notes.

(c)

Partial Exercise of Options or Partial Redemption in Respect of Registered Notes: In the case of a partial redemption (in respect of an exercise of the Corporation’s or the Noteholder’s option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest in any such Registered Notes not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(d)	No Exchange of Bearer Notes: Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes may not be exchanged for Registered Notes.

(e)

Delivery of New Certificates and Notes: New Certificate(s) or Note(s) issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate or Note to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent, Registrar or Fiscal Agent, as the case may be (in respect of Registered Notes), or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent, the Registrar or the Fiscal Agent, as the case may be, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

(f)

Transfer Free of Charge: Registrations of transfers of Certificates shall be effected without charge by or on behalf of the Corporation, the Registrar or the Transfer Agents, provided that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(g)

Closed Periods: No transfer of a Registered Note will be effected (i) on the day immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by the Corporation at its option pursuant to Condition 5(d), (iii) after any such Note has been called for redemption or (iv) during the period starting on the day immediately preceding any Record Date (as defined in Condition 6(c)) and ending on (and including) any such Record Date.

(h)

Provisions Concerning Transfers: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available during normal business hours by the Registrar to any holder of a Registered Note upon reasonable request.

3.	Status of Notes

The Notes are direct, unconditional, general and unsecured obligations of the Corporation ranking pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

4.	Interest

(a)

Interest on Fixed Rate Notes: Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 4(h).

(b)	Interest on Floating Rate Notes and Index-Linked Notes:

(i)	Interest Payment Dates:

Each Floating Rate Note and Index-Linked Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 4(h). Such Interest Payment Date(s) is/are either specified hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are specified hereon, Interest Payment Date shall mean each date which falls the number of months or other period specified hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)	Business Day Convention:

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii)	Rate of Interest for Floating Rate Notes:

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon.

(x)

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at the Relevant Time in the Relevant Financial Centre on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

(y)

If the Rate of Interest cannot be determined in accordance with the foregoing provisions of paragraph (x) above, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period) or if there is no such preceding Interest Determination Date, the initial Rate of Interest applicable to such Notes on the Interest Commencement Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(iv)	Linear Interpolation:

Where Linear Interpolation is specified as applicable in respect of an Interest Period in the applicable Final Terms, the Rate of Interest for such Interest Period shall be calculated by the Calculation Agent by straight line linear interpolation by reference to two rates based on the relevant Reference Rate (where Screen Rate Determination is specified as applicable in the applicable Final Terms), one of which shall be determined as if the Designated Maturity were the period of time for which rates are available next shorter than the length of the relevant Interest Period and the other of which shall be determined as if the Designated Maturity were the period of time for which rates are available next longer than the length of the relevant Interest Period provided however that if there is no rate available for a period of time next shorter or, as the case may be, next longer then the Rate of Interest for such Interest Period shall be calculated as if Linear Interpolation were not applicable.

“Designated Maturity” means, in relation to Screen Rate Determination, the period of time designated in the Reference Rate.

(v)	Rate of Interest for Index-Linked Notes:

The Rate of Interest in respect of Index-Linked Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) Zero Coupon Notes: Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortization Yield (as described in Condition 5(c)(ii)).

(d) Dual Currency Notes: In the case of Dual Currency Notes, if the rate or amount of interest fails to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) Partly Paid Notes: In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) Accrual of Interest: Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date (as defined in Condition 8).

(g) Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts and Rounding:

(i)

If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin subject always to the next paragraph;

(ii)

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii)

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes “unit” means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency

(h) Calculations: The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply save that the Day Count Fraction shall be for the period for which interest is required to be calculated. If the Calculation Amount is not specified hereon, the Calculation Amount shall equal the minimum Specified Denomination.

(i) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts: The Calculation Agent shall, as soon as practicable on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Global Agent, Fiscal Agent (if applicable), the Corporation, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority (or listing agent, as the case may be) so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 4(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated needs to be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) Definitions: In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Business Day” means:

(i)

in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency; and/or

(ii)	in the case of euro, a day on which T2 is open for the settlement of payments in euro (a “TARGET Business Day”); and/or

(iii)

in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

“Day Count Fraction” means, in respect of the calculation of an Interest Amount on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or an Interest Accrual Period, the “Calculation Period”):

(i)

if “Actual/Actual” or “Actual/Actual - ISDA” is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii)	if “Actual/365 (Sterling)” is specified hereon, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv)	if “Actual/360” is specified hereon, the actual number of days in the Calculation Period divided by 360;

(v)	if “30/360”, “360/360” or “Bond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30;

(vi)	if “30E/360” or “Eurobond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(vii)	if “30E/360 (ISDA)” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(viii)	if “Actual/Actual-ICMA” is specified hereon,

(a)

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b)	if the Calculation Period is longer than one Determination Period, the sum of:

(x)

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y)

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year, where:

“Determination Date” means the date specified as such hereon or, if none is so specified, the Interest Payment Date; and

“Determination Period” means the period from and including a Determination Date in any year to but excluding the next Determination Date; or

(ix)	in all other cases, such other basis as may be agreed, as specified hereon.

“Euro-zone” means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty on the Functioning of the European Union, as amended.

“IA Determination Cut-off Date” means in any Interest Period, the date that is no later than five Business Days prior to the Interest Determination Date relating to the immediately following Interest Period.

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

“Interest Amount” means:

(i)

in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period and which, in the case of Fixed Rate Notes, and unless otherwise specified hereon, shall mean the Fixed Coupon Amount or Broken Amount specified hereon as being payable on the Interest Payment Date ending the Interest Period of which such Interest Accrual Period forms part; and

(ii)	in respect of any other period, the amount of interest payable per Calculation Amount for that period.

“Interest Commencement Date” means the Issue Date or such other date as may be specified hereon.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

“Interest Period” means the period specified as such hereon or, if none is so specified, the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

“Interest Period Date” means each Interest Payment Date unless otherwise specified hereon.

“Rate of Interest” means the rate of interest payable from time to time in respect of this Note and that is either specified hereon or calculated in accordance with the provisions specified hereon.

“Reference Rate” means the rate specified as such hereon.

“Relevant Financial Centre” means the financial centre(s) specified hereon.

“Relevant Screen Page” means such page, section, caption, column or other part of a particular information service as may be specified hereon.

“Relevant Time” means the time specified hereon.

“Specified Currency” means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

“T2” means the real time gross settlement system operated by the Eurosystem, or any successor system.

(k) Calculation Agent: The Corporation shall procure that there shall at all times be one or more Calculation Agents if provision is made for them in the applicable Final Terms and for so long as any Note is outstanding (as defined in the Global Agency Agreement). Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Corporation shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

5.	Redemption, Purchase and Options

(a) Final Redemption: Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (b) below, its final Instalment Amount.

(b) Redemption by Instalments: Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) Early Redemption Amounts:

(i)	Notes Other than Zero Coupon Notes:

The Early Redemption Amount payable in respect of any Note (other than Notes described in (ii) below), upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(ii)	Zero Coupon Notes:

(A)

The Early Redemption Amount payable in respect of any Zero Coupon Note, upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note unless the Early Redemption Amount is linked to an index and/or a formula, or unless otherwise specified hereon.

(B)

Subject to the provisions of sub-paragraph (C) below, the Amortized Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortization Yield (which, if none is specified hereon, shall be such rate as would produce an Amortized Face Amount equal to the Issue Price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually.

(C)

If the Early Redemption Amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (both before and, to the extent permitted by applicable law, after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction specified hereon.

(d) Redemption at the Option of the Corporation: If Call Option is specified hereon as applicable, the Corporation may, on giving not less than 10 nor more than 30 days’ irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon (if any) and no greater than the Maximum Redemption Amount to be redeemed specified hereon (if any).

All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date specified in such notice in accordance with this Condition.

In the case of a partial redemption of Notes other than Fed Bookentry Notes, the notice to Noteholders shall also contain the certificate numbers of the Bearer Notes, or, in the case of Registered Notes, shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of that stock exchange so require, the Corporation shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.luxse.com) or in a newspaper having general circulation in Luxembourg or, as specified by such other stock exchange, a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered. In the case of a partial redemption of Fed Bookentry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(e) Redemption at the Option of Noteholders: If Put Option is specified hereon as applicable, the Corporation shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 46 nor more than 60 days’ notice to the Corporation (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

In the case of a Note which is not a Fed Bookentry Note, to exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice (“Exercise Notice”) in the form obtainable upon request during normal business hours from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. In the case of a Fed Bookentry Note, if the holder wishes to exercise such option, the holder must give notice thereof to the Corporation through the relevant Holding Institution. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Fiscal Agency Agreement or the Global Agency Agreement) without the prior consent of the Corporation.

(f) Automatic Early Redemption: If Automatic Early Redemption is specified hereon as applicable, the Corporation shall redeem all of the Notes on the Optional Redemption Date at their Optional Redemption Amount together with interest accrued to the date fixed for redemption, in accordance with the provisions specified hereon.

(g) Partly Paid Notes: Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(h) Purchases: The Corporation may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Corporation may be held or resold or, at the discretion of the Corporation, surrendered to the Global Agent for cancellation (together with (in the case of Definitive Bearer Notes) any unmatured Coupons, unexchanged Talons or Receipts attached thereto or purchased therewith).

(i) Cancellation: All Notes purchased by or on behalf of the Corporation may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Global Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar, and, in each case, if so surrendered, shall, together with all Notes redeemed by the Corporation, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Corporation in respect of any such Notes shall be discharged.

6.	Payments

(a)	Bearer Notes:

(i)

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 6(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 6(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a check payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. “Bank” means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to T2.

(ii)

Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Corporation shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (iii) such payment is then permitted by U.S. law.

Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note in classic global note (“CGN”) form will (subject as provided below) be made in the manner specified above in relation to Definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note in CGN form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made. If the Global Note is in new global note (“NGN”) form, details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(b)	Fed Bookentry Notes:

(i)

Payments of principal and interest on the Notes will be payable at a designated office or agency of the Corporation in New York City in U.S. dollars to the holder on the Fed Bookentry Record Date (as defined below), provided that, at the Corporation’s option, principal and interest in respect of Fed Bookentry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Bookentry Notes. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The “Fed Bookentry Record Date” for the purpose of payment of interest or principal on the Fed Bookentry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Bookentry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii)

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

(c)	Registered Notes:

(i)

Payments of principal (which for the purposes of this Condition 6(c) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against surrender of the relevant Certificates at the specified office of any of the Paying Agents or of the Registrar and in the same manner provided in paragraph (ii) below.

(ii)

Interest (which for the purpose of this Condition 6(c) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the day before the due date for payment thereof (unless otherwise specified in the applicable Final Terms) (the “Record Date”). Payments of interest on each Registered Note shall, subject as mentioned below, be made in the relevant currency by check drawn on a Bank and mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Financial Institution. “Financial Institution” means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(iii)

In respect of Registered Notes held under the new safe-keeping structure (“NSS”), the Corporation shall procure that details of each payment of principal or interest shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Certificate in global form will be reduced accordingly. Payments under the Registered Notes held under the NSS will be made in the manner specified above. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(iv)	Registered Notes held through The Depository Trust Company (“DTC”) will be paid as follows:

(A)	if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 6(c)(i) and (ii).

(B)

if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the fifteenth calendar day prior to the due date for payment thereof (the “DTC Record Date”). In the case of DTC participants entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Global Agent shall pay such amounts to the Exchange Agent and the Exchange Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

(v)

Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 6(h) if the Noteholder is late in surrendering its Certificate (if required to do so) or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 6(c) arrived after the due date for payment.

(d) Payments Subject to Law: All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents: The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, the Transfer Agents, the Exchange Agent and the Calculation Agent initially appointed by the Corporation and their respective specified offices are listed below. The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, Transfer Agents, the Exchange Agent and the Calculation Agent(s) act solely as agents of the Corporation and do not assume any fiduciary duties or obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Corporation reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Exchange Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent or Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Exchange Agents, Calculation Agents or any other agent; provided that the Corporation shall at all times maintain (i) a Fiscal Agent with respect to Fed Bookentry Notes, (ii) a Global Agent with respect to Bearer Notes and Registered Notes, (iii) for Registered Notes, a Registrar and Transfer Agent in New York City and a Transfer Agent having its specified office in a European city, (iv) for Bearer Notes, a Paying Agent having its specified office in a European city, (iv) for so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a paying agent having a specified office in Singapore, (v) one or more Calculation Agent(s) if specified hereon, and (vi) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, the Corporation shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 6(a)(ii).

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13.

(f)	Unmatured Coupons and Receipts and Unexchanged Talons:

(i)

Upon the due date for redemption of Bearer Notes (other than Long Maturity Notes (as defined below)) which comprise Fixed Rate Notes (other than Dual Currency Notes or Index-Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) relating thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8). A “Long Maturity Note” is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

(ii)

Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Interest Note or Index Interest Linked Note or any Long Maturity Note, any unmatured Coupon relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupon.

(iii)	Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv)

Upon the due date for redemption of any Bearer Note that is redeemable in instalments, any Receipt relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of such Receipt.

(v)

Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Corporation may require.

(vi)

If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender, if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons: On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 8).

(h) Non-Business Days: If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, “business day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as “Financial Centres” in the applicable Final Terms and:

(i)

(in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii)	(in the case of a payment in euro) which is a TARGET Business Day.

(i) Currency of Payment: If any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars and either:

(i)

payment cannot be made in such Specified Currency or, in the determination of the Determination Agent or, if no Determination Agent has been appointed in respect of the Notes, by an Independent Agent (which may be the counterparty under a related hedging transaction in connection with the Notes), payment in such Specified Currency would be impracticable or require the Corporation to incur material additional costs; or

(ii)	the Corporation is prohibited, restricted or limited from converting the Specified Currency into U.S. dollars through customary legal channels,

in each case due to any circumstance beyond the control of the Corporation (including, without limitation, the unavailability of the Specified Currency on the international foreign exchange market, the imposition of exchange controls, the Specified Currency’s replacement or disuse, or the suspension of its settlement on any clearing system relevant for any payment in respect of the Notes), the Corporation shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the spot exchange rate at which the Specified Currency can be sold in exchange for U.S. dollars, for settlement on the relevant date for payment in respect of the Notes, as determined by the Determination Agent or the Independent Agent on the related spot fixing day, or if such spot exchange rate is not available on such date, on the basis of an exchange rate for the relevant currency pair determined by the Determination Agent or the Independent Agent (which exchange rate may be the exchange rate most recently available in respect of the currency pair or may be zero). Any payment made by the Corporation in accordance with this Condition 6(i) in U.S. dollars in place of the Specified Currency will constitute valid payment and will not constitute a default in respect of this Note.

The Corporation shall provide the Global Agent, the Calculation Agent and the Noteholders in accordance with Condition 13 with the exchange rate determined by the Determination Agent or the Independent Agent, as applicable, in accordance with this Condition 6(i) two Business Days prior to the relevant date for payment in respect of the Notes, provided however that the Corporation may, in its sole discretion, postpone payment of the amount due on the relevant date for payment in order to enable the determination and notification of the exchange rate as contemplated in this Condition 6(i) to be made at least two Business Days prior to the relevant date for payment in respect of the Notes. If the Corporation makes the decision to postpone any relevant date for payment, it shall inform the Global Agent, the Calculation Agent and the Noteholders in accordance with Condition 13 as soon as practicable, but in any event no later than two Business Days prior to the relevant payment date, of such postponement and such notice shall specify the new relevant date for payment. No interest will accrue in respect of any such postponement of the relevant date for payment.

“Independent Agent” in this Condition 6(i) means an independent leading dealer in, or financial advisory firm with expertise in, foreign exchange transactions involving the currency pair for U.S. dollar/Specified Currency spot transactions, selected by the Corporation, that has (in the reasonable opinion of the Corporation) appropriate expertise relevant to the determination required to be made under this Condition 6(i).

7.	Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles of Agreement constituting the Corporation, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the Global Agent or the Fiscal Agent, as the case may be, without deduction in respect of any such tax.

Under the Articles of Agreement constituting the Corporation, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member (i) which tax discriminates against the Notes solely because they are issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

8.	Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against the Corporation for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, “Relevant Date” in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or surrender of the relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation or surrender. References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 5 or any amendment or supplement to it and (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(f) or any Talon which would be void pursuant to Condition 6(f).

9.	Events of Default

With respect to a Series of Notes, if the Corporation shall either (a) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another Series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

For the purpose of this Condition 9, any payment obligations that are denominated in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by a leading commercial bank in London on the day on which default in respect of payment thereon is made (or, if for any reason such rate is not available on that day, on the first day thereafter on which such rate is available or as otherwise determined by the Global Agent or the Fiscal Agent, as the case may be, after consultation with the Corporation).

10.	Meeting of Noteholders and Modifications

(a) Meetings of Noteholders: The Global Agency Agreement contains provisions for convening meetings (including by way of conference call or by use of a videoconference platform) of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Global Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the Rate(s) of Interest in respect of the Notes or to vary the method or basis of calculating the Interest Amount(s) or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum Rate of Interest and/or a Maximum Rate of Interest, Instalment Amount, Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or other redemption amount is specified, to reduce any such Minimum Rate of Interest and/or Maximum Rate of Interest or redemption amount, (v) to vary any method of, or basis for, calculating any redemption amount, including the method of calculating the Amortized Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series.

(b) Modification of Global Agency Agreement, Fiscal Agency Agreement and Conditions: The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement and the Fiscal Agency Agreement, if to do so could not, in the sole opinion of the Corporation, reasonably be expected to be materially prejudicial to the interests of the Noteholders. In addition, the Corporation and the Global Agent may agree, without the consent of the holder of any Note, Coupon or Receipt, to any modification of the Notes, the Receipts or the Coupons which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law. Any modification so made shall be binding on the holders of any Notes, Coupons or Receipts and shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable after it has been agreed.

11.	Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Global Agent (in the case of Bearer Notes, Receipts, Coupons or Talons), and of the Registrar (in the case of Certificates), or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Corporation for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Corporation on demand the amount payable by the Corporation in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Corporation may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12.	Further Issues

The Corporation may from time to time without the consent of the Noteholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects save for the issue date and the first payment of interest thereon) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Corporation may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

13.	Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register. Notices to holders of Registered Notes shall be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Unless otherwise specified hereon, notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the Financial Times), and so long as the Notes listed on the Luxembourg Stock Exchange, published either on the website of the Luxembourg Stock Exchange (www.luxse.com) or in the daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort) and in respect of Notes listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”), in a leading English language daily newspaper with general circulation in Singapore (which is expected to be The Business Times). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe or Singapore, as applicable. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Other than in the case of Notes listed on the Luxembourg Stock Exchange or the SGX-ST and the rules of the relevant stock exchange so require, until such time as any Definitive Bearer Notes are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of (i) Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream, Luxembourg”) and/or CDP, be substituted for such publication in such newspaper the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and/or CDP (subject to the agreement of CDP) (as the case may be) for communication by them to the holders of the Notes or (ii) CDP, be substituted for such publication in such newspaper(s) or delivery of such notice to CDP, the delivery of the relevant notice to the persons shown in the records maintained by the CDP on the second business day in Singapore preceding the date of despatch of such notice as holding interests in the relevant Global Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg and/or CDP and/or the persons shown in the records maintained by CDP.

Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

Notices to be given by any holder of the Notes (other than Fed Bookentry Notes) shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent or the Fiscal Agent, as the case may be. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg and/or CDP, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg and/or CDP, as the case may be, may approve for this purpose.

14.	Contracts (Rights of Third Parties) Act 1999

In respect of any Notes, Receipts and Coupons governed by English law, unless specified otherwise in the Notes, no person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

15.	Governing Law and Jurisdiction

(a) Governing Law: The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, either English law, the laws of the State of New York, or such other law as is specified hereon. The governing law of Partly Paid Notes shall not be the laws of the State of New York.

In respect of any Series of Notes expressed to be governed by English law, any non-contractual obligations arising out of or in connection with such Notes and their respective Receipts, Coupons and Talons shall also be governed by, and construed in accordance with, English law.

(b) Jurisdiction: With respect to any legal action or proceedings (“Proceedings”) in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, the Corporation irrevocably submits to the non-exclusive jurisdiction of the courts of England.

In accordance with Article VI, Section 3 of the Articles of Agreement constituting the Corporation, actions may be brought against the Corporation only in a court of competent jurisdiction in the territories of a member in which the Corporation has an office, has appointed an agent for the purpose of accepting service of process, or has issued or guaranteed securities. No actions shall, however, be brought by members or persons acting for or deriving claims from members. The property and assets of the Corporation shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Corporation.

(c) Service of Process: The Corporation agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to the Corporation at 6th floor, 1 Tudor Street, London EC4Y 0AH, United Kingdom. If for any reason the Corporation no longer maintains an address in London, the Corporation irrevocably agrees to appoint a process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF NOTES AND PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

The Corporation and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, bookentry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve Banks) or bearer and will be specified in the applicable Final Terms. Notes payable in certain Specified Currencies may only be issued in global form.

Registered Notes

Each Series of Registered Notes sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by a single Certificate in registered global form (a “Global Certificate”) deposited on its Issue Date with Citibank, N.A., London Branch (the “Custodian”) as custodian for, and registered in the name of a nominee of, DTC (a “DTC Global Certificate”).

Subject as provided below, each Series of Registered Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates deposited on its or their Issue Date with a custodian or depositary or clearing systems and registered in the name of a nominee of the custodian or depositary or relevant clearing system as agreed between the Corporation and the relevant Dealer(s), in each case as specified in the applicable Final Terms. If any such Global Certificate is to be held under the new safe-keeping structure (the “NSS”), it will be deposited with a Common Safekeeper for Euroclear and Clearstream, Luxembourg and registered in the name of a nominee of the Common Safekeeper.

Each Series of Registered Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates. A DTC Global Certificate in respect of Notes sold within the United States will be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. Subject as provided below, the same or one or more other Global Certificates in respect of Notes sold outside the United States will be deposited on its or their Issue Date with the Custodian or depositary or clearing system and registered in the name of a nominee of the custodian or depositary or relevant clearing system as agreed between the Corporation and the relevant Dealer(s) and specified in the applicable Final Terms. If any such Global Certificate is to be held under the NSS, it will be deposited with a Common Safekeeper for Euroclear and Clearstream, Luxembourg and registered in the name of a nominee of the Common Safekeeper.

Registered Notes may, if so specified in the applicable Final Terms, initially be issued in definitive registered form represented by Certificates registered in the names of the beneficial owners thereof. Otherwise, Certificates registered in the names of beneficial owners will only be available, in the case of Registered Notes initially represented by Global Certificates (other than Notes in certain Specified Currencies), in certain circumstances described below. Certificates to be issued at the request of a beneficial owner in respect of such owner’s Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Final Terms, interests in a Global Certificate will be exchangeable for Registered Notes represented by Certificates registered in the names of the beneficial owners thereof only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Certificate, DTC notifies the Corporation that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Certificate, or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is at any time no longer eligible to act as such and the Corporation is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or (ii) in the case of any other Global Certificate, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (iii) an event of default has occurred and is continuing. In such circumstances, the Corporation will cause sufficient Certificates to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the Registrar with a written order containing instructions and such other information as the Corporation and the Registrar may require to complete, execute and deliver such Certificates. Registered Notes shall not be exchangeable for Bearer Notes.

If so specified in the applicable Final Terms, interests in a Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a DTC Global Certificate, and interests in a DTC Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a Global Certificate. Any such exchange or transfer shall be made in accordance with the rules and operating procedures of DTC, Euroclear, and Clearstream, Luxembourg, and in compliance with the provisions of Clauses 7 and 9 of the Global Agency Agreement.

DTC has advised the Corporation that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Certificates in exchange for Certificates registered in the name(s) of beneficial owners of Registered Notes.

Except as described above, so long as a DTC Global Certificate is deposited with DTC or its custodian, Certificates registered in the name(s) of beneficial owners of Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Record Date: Each payment in respect of a DTC Global Certificate or a Global Certificate will be made to, or to the order of, the person whose name is entered on the Register (i) on the DTC Record Date or (ii) at the close of business on the record date which shall be on the Clearing System Business Day immediately prior to the date of payment, where “Clearing System Business Day” means Monday to Friday, inclusive, except 25 December and 1 January, as applicable.

Fed Bookentry Notes

On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s). After initial issue, all Fed Bookentry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Bookentry Notes to another Holding Institution.

Bearer Notes

Except as provided below, each Tranche of Bearer Notes with a maturity at issue of more than one year will initially be represented by a Temporary Global Note without Coupons, which (i) in the case of NGNs, will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the relevant Issue Date or (ii) in the case of CGNs, will be deposited with a Common Depositary on behalf of Euroclear and Clearstream, Luxembourg or with CDP on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note without Coupons or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive form. Bearer Notes may not be exchanged for Registered Notes. Bearer Notes that are issued as part of a targeted bearer issuance will initially be represented by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes.

Initial Issue of Notes

If the Global Notes are stated in the applicable Final Terms to be issued in NGN form or held under the NSS, the Global Notes will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper. Depositing the Global Notes in NGN form with, or registering the Global Certificates held under the NSS in the name of a nominee of, the Common Safekeeper does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue, or at any or all times during which the Notes are outstanding. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria. The Common Safekeeper for a Global Notes in NGN form or held under the NSS will either by Euroclear or Clearstream, Luxembourg or another entity approved by Euroclear and Clearstream, Luxembourg. Where the Notes are issued in NGN form or held under the NSS but are not eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem they will not be held by Euroclear or Clearstream, Luxembourg as a Common Safekeeper.

Global Notes which are issued in CGN form and Certificates may be delivered on or prior to the original Issue Date of the Tranche to a Common Depositary.

If the Global Note is in CGN form, upon the initial deposit of a Global Note with the Common Depositary or CDP or registration of Registered Notes in the name of any nominee or a common depositary for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary or CDP, Euroclear, Clearstream, Luxembourg or CDP will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is in NGN form, or the Global Certificate is held under the NSS, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note or Global Certificate and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the applicable Final Terms) other clearing systems through direct or indirect accounts with Euroclear, Clearstream, Luxembourg and CDP held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg, CDP or other clearing systems.

Provisions relating to Bearer Notes while in Global Form

Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

Exchange. A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) after a period of not less than 40 days from the Issue Date, for either interests in a Permanent Global Note representing Bearer Notes (if the Global Note is in CGN form, or if the Global Note is in NGN form, the Corporation will procure that details of such exchange be entered pro rata in the records of the relevant clearing system) or, if and to the extent specified in the applicable Final Terms, for Definitive Bearer Notes, in each case upon certification as to non-U.S. beneficial ownership by the relevant clearing system in a form acceptable to the Global Agent in accordance with the rules and procedures of the relevant clearing system. If one or more Temporary Global Notes are exchanged in whole or in part for Definitive Bearer Notes under (i) above, such Definitive Bearer Notes shall be issued in Specified Denominations of the minimum Specified Denomination only.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies and for Notes cleared through the CDP) is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Corporation or Global Agent. A Permanent Global Note for Notes cleared through the CDP is exchangeable, on or after the Exchange Date, in whole (free of charge to the holder) for Definitive Bearer Notes if (i) CDP is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention to permanently cease business and no alternative clearing system is available, (ii) an event of default has occurred and is continuing, or (iii) CDP has notified the Corporation that it is unable or unwilling to act as depository for the Notes, and no alternative clearing system is available. On or after any Exchange Date, the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Global Agent. In exchange for the Permanent Global Note, the Corporation will deliver, or cause the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, the Corporation will, if the holder so requests, ensure that it is cancelled and returned to the holder.

“Exchange Date” means a day falling, in the case of exchange of a Temporary Global Note for a Permanent Global Note or Definitive Bearer Notes, not less than 40 business days from the Issue Date and in the case of exchange of a Permanent Global Note for Definitive Bearer Notes, not less than 60 days after the day on which the notice requiring exchange is given.

Payments. Prior to the Exchange Date, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the Exchange Date, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Final Terms, for Definitive Bearer Notes) is improperly withheld or refused. Payments under the Global Note in CGN form will be made to its holder against presentation for endorsement and, if no further payment is to be made, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. If the Permanent Global Note is in CGN form, a record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made. If the Permanent Global Note is in NGN form, the Corporation shall procure, that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Permanent Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

Notices. So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to (i) that clearing system (in the case of CDP, subject to its agreement) for communication by it to entitled accountholders or (ii), in the case of Notes held in the CDP, the persons shown in the records maintained by the CDP on the second business day in Singapore preceding the date of despatch of such notice as holding interests in the relevant Global Notes, except that if and so long as a Series of Bearer Notes is listed on the Luxembourg Stock Exchange or the SGX- ST and the rules of that exchange so require, notices shall also be published, in the case of Notes listed on the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange (www.luxse.com) or, in the case of Notes listed on the SGX-ST, in a leading newspaper with general circulation in Singapore (which is expected to be The Business Times).

Prescription. Other than for Notes governed by the laws of the State of New York, claims against the Corporation for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Final Terms.

Purchase and cancellation. Cancellation of any Bearer Note which the Corporation elects to be cancelled following its purchase will be effected by reduction in the nominal amount of the Permanent Global Note.

Default. The holder of a Permanent Global Note may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to the Corporation the nominal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Corporation under the Deed of Covenant.

Direct rights in respect of Bearer Notes in global form cleared through CDP. If there shall occur any event of default entitling a holder to declare all of the Notes held by it to be due and payable, as provided in the Conditions, the holder of a Global Note may exercise the right to declare Notes represented by such Global Note due and payable in the circumstances described in the Conditions by stating in the notice given to the Corporation or the Singapore Paying Agent (the “default notice”) the nominal amount of Notes (which may be less than the outstanding nominal amount of such Global Note) which is being declared due and payable. Following the giving of the default notice, the holder of the Notes represented by the relevant Global Note which is governed by English law may (subject as provided below) elect that direct rights (“Direct Rights”) under the provisions of the Amended and Restated Deed of Covenant dated October 11, 2021 executed by the Corporation (as amended and/or supplemented and/or restated from time to time, the “Deed of Covenant”) shall come into effect in respect of a nominal amount of Notes up to the aggregate nominal amount in respect of which such default notice has been given. Such election shall be made by notice to the Singapore Paying Agent and presentation of the relevant Global Note to or to the order of the Singapore Paying Agent o for reduction of the nominal amount of Notes represented by the relevant Global Note by such amount as may be stated in such notice and by endorsement of the Principal Schedule to the relevant Global Note of the nominal amount of Notes in respect of which Direct Rights have arisen under the Deed of Covenant. Upon each such notice being given, the relevant Global Note shall become void to the extent of the nominal amount stated in such notice, save to the extent that the appropriate Direct Rights shall fail to take effect. No such election may however be made on or before the Exchange Date unless the holder elects in such notice that the exchange for such Notes shall no longer take place.

Redemption at the option of the Corporation. No drawing of Notes will be required under Condition 5(d) in the event that the Corporation exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate nominal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the option of a Noteholder. Any Noteholder’s option set out in Condition 5(e) to require the Corporation to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the nominal amount of Bearer Notes in respect of which the option is exercised and, where the Permanent Global Note is in CGN form, presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 5(d). Where the Permanent Global Note is in NGN form, the Corporation shall procure that details of such exercise shall be entered pro rata in the records of the relevant clearing system and the nominal amount of the Notes recorded in those records will be reduced accordingly (to be reflected in the records of Euroclear and Clearstream, Luxembourg on a pro rata basis as either a pool factor or a reduction in nominal amount, at their discretion).

Transfers. Bearer Notes represented by a Global Note are transferable in accordance with the rules and procedures for the time being of Euroclear, Clearstream, Luxembourg, CDP or any other clearing system through which interests in the Notes are held, as the case may be.

NGN and NSS Nominal Amount

Where the Permanent Global Note is in NGN form, or the Global Certificate is held under the NSS, the Corporation shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be, in addition to the circumstances set out above shall be entered in the records of the relevant clearing systems and upon any such entry being made, in respect of payments of principal, the nominal amount of the Notes represented by such Global Note shall be adjusted accordingly.

Meetings

The holder of a Permanent Global Note or of the Notes represented by a Global Certificate shall (unless such Permanent Global Note or Global Certificate represents only one Note) be deemed to be two persons for the purposes of any quorum requirements of a meeting of Noteholders. At any such meeting, the Noteholder shall have one vote in respect of each Specified Denomination of Notes for which such Global Note may be exchanged or, in the case of Registered Notes, one vote in respect of each minimum Specified Denomination comprising such Noteholder’s holding, whether or not represented by a Global Certificate.

Partly Paid Notes

The provisions relating to partly-paid Notes (“Partly Paid Notes”) are not set out in this Prospectus, but will be contained in the applicable Final Terms and thereby in the Global Notes. Partly Paid Notes governed by the laws of the State of New York will not be issued. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a Permanent Global Note or for Definitive Bearer Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Corporation may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by the Federal Reserve and DTC in the United States, Euroclear and Clearstream, Luxembourg in Europe and CDP in Singapore. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among the Global Agent, the Fiscal Agent and the Singapore Paying Agent, as applicable, and these clearing systems to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established for this purpose among the Global Agent and the relevant clearing systems.

The relationship between the Corporation and the holder of a Registered Note, a Fed Bookentry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Global Note or a Global Certificate will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system or a depositary or nominee on its or their behalf. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which the Corporation is not and will not be a party. The Corporation will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

Each of the persons shown in the records of DTC, Euroclear, Clearstream, Luxembourg, CDP or any other specified clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to such clearing system for his share of each payment made by the Corporation to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of such clearing system. Such persons shall have no claim directly against the Corporation in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Corporation will be discharged by payment to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, in respect of each amount so paid.

Citibank, N.A., London Branch (“Citibank”) is the Global Agent for Notes held through DTC, Euroclear, Clearstream, Luxembourg and such other clearing systems as may be specified in the applicable Final Terms. The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the bookentry system operated by the Federal Reserve Banks.

The Global Agent and Paying Agents

Citibank will act as the Global Agent for Notes issued under the Program (except for Fed Bookentry Notes and CDP Notes). Citibank (and its affiliates and subsidiaries) has direct custodial and depositary linkages with, and (unless otherwise provided in the applicable Final Terms) will act as custodian or depositary for Global Notes or Global Certificates held by, DTC, Euroclear and Clearstream, Luxembourg to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Final Terms. Citicorp Investment Bank (Singapore) Limited will act as Singapore Paying Agent for Notes held through CDP. In acting under the Global Agency Agreement (as amended and/or supplemented from time to time) and in connection with the Notes, no Agent shall have any obligations towards or relationship of agency or trust with any of the holders of the Notes.

The Clearing Systems other than CDP

Federal Reserve Bookentry System

The Federal Reserve Banks operate the Federal bookentry system which provides bookentry holding and settlement for all U.S. dollar denominated securities issued by the U.S. government, certain of its agencies and international organizations (including the Corporation) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch (“Holding Institutions”) to hold, make payments and transfer securities and funds through the Federal Reserve Bank’s Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

Euroclear

Euroclear is incorporated in Belgium. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg accountholders through electronic bookentry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear’s accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system which the Corporation, the Global Agent and the relevant Dealer(s) agree shall be available for a particular issue of Notes will be described in the applicable Final Terms, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures – Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Final Terms. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Final Terms.

Registered Notes and Fed Bookentry Notes

The Corporation and the relevant Dealer(s) shall agree whether global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Final Terms. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Final Terms.

Unless otherwise agreed between the Corporation and the Global Agent, Citibank, N.A., (or its subsidiaries or affiliates) acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

(i)	Global Clearance and Settlement – Specified Currencies

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Final Terms. The procedures expected to be followed are those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Final Terms.

(ii)	Specific Clearance and Settlement – Federal Reserve Bank of New York

The Federal Reserve Bank of New York will take delivery of and hold Fed Bookentry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Fed Bookentry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Fed Bookentry Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain bookentry accounts with the Federal Reserve Banks. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Fed Bookentry Notes.

Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

(iii)	Specific Clearance and Settlement – DTC

Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Certificate. DTC participants acting on behalf of DTC investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC’s Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants’ securities accounts following confirmation of receipt of payment to the Corporation on the relevant Issue Date.

(iv)	Specific Clearance and Settlement – Euroclear and Clearstream, Luxembourg

Registered Notes which are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Global Certificates registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg participants’ securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value on the relevant Issue Date).

Bearer Notes

The Corporation will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective bookentry systems of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds denominated in the Specified Currency will be followed, unless otherwise specified in the applicable Final Terms.

Clearance and Settlement Procedures – Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Global Certificate within the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Further details concerning such rules and procedures may be set forth in the applicable Final Terms.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Fed Bookentry Notes

Transfers of Fed Bookentry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfer of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Corporation, the Global Agent or any other agent will have responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

Clearance and Settlement under the Depository System

In respect of Notes which are accepted for clearance by CDP in Singapore, clearance will be effected through an electronic book-entry clearance and settlement system for the trading of debt securities (“Depository System”) maintained by CDP. Notes that are to be listed on the SGX-ST may be cleared through CDP.

CDP, a wholly-owned subsidiary of Singapore Exchange Limited, is incorporated under the laws of Singapore and acts as a depository and clearing organisation. CDP holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CDP.

In respect of Notes which are accepted for clearance by CDP, the entire issue of the Notes is to be held by CDP in the form of a Global Note or a Global Certificate for persons holding the Notes in securities accounts with CDP (“Depositors”). Delivery and transfer of Notes between Depositors is by electronic book-entries in the records of CDP only, as reflected in the securities accounts of Depositors.

Settlement of over-the-counter trades in the Notes through the Depository System may only be effected through securities sub-accounts held with corporate depositors (“Depository Agents”). Depositors holding the Notes in direct securities accounts with CDP, and who wish to trade Notes through the Depository System, must transfer the Notes to a securities sub-account with a Depository Agent for trade settlement.

CDP is not involved in money settlement between the Depository Agents (or any other persons) as CDP is not a counterparty in the settlement of trades of debt securities. However, CDP will make payment of interest and repayment of principal on behalf of issuers of debt securities.

Although CDP has established procedures to facilitate transfers of interests in the Notes in global form among Depositors, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Corporation, the Principal Paying Agent or any other agent will have the responsibility for the performance by CDP of its obligations under the rules and procedures governing its operations.

TAX MATTERS

This section describes, and any tax matters section from time to time included in an applicable Final Terms may describe, the material United States federal income tax consequences of owning the Notes and certain provisions of the Articles of Agreement concerning taxation of the Notes. The information set forth herein and therein is provided as of the dates of this Prospectus or such Final Terms, respectively, and each of the Corporation and any relevant Dealer disclaims any undertaking to advise you of changes which thereafter may be brought to our or their attention.

This description applies to you only if you acquire the Notes in an initial offering at their offering price and you hold your Notes as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. Prospective purchasers of the Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the Notes and receiving payments of interest, principal or other amounts thereunder, and as to the consequences of such actions under the tax laws of those countries. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Notes as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with Notes that (a) are due to mature 30 years or less from the date on which they are issued, (b) do not reference the performance of United States equities and (c) are treated as issued in registered form for United States federal income tax purposes. For this purpose, unless otherwise stated in a Final Terms, Registered Notes and Fed Bookentry Notes will be treated as issued in registered form for United States federal income tax purposes, and Bearer Notes will not be treated as issued in registered form for United States federal income tax purposes. The tax consequences of owning Notes that do not satisfy these criteria will be discussed in an applicable Final Terms.

The discussion below may not apply to a specific Note that may be issued pursuant to an applicable Final Terms. In such a case, we may describe the tax consequences of owning the Note in the applicable Final Terms.

This section is based on the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purpose holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

This section is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date, even with retroactive effect.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Tax Status – General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles of Agreement, however, the Notes and the interest thereon are not subject to any tax by a member country of the Corporation (i) which tax discriminates against the Notes solely because they were issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles of Agreement.

Tax Status – United States

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the “Ruling”) regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Corporation. The Rulings provide that interest paid by the Corporation on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Corporation nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation.

Under the Rulings, interest paid by the Corporation ordinarily would not be subject to United States Federal income tax, including withholding tax, if paid to a non resident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States or such person is a corporation with a principal business of trading in stocks and securities for its own account and (b) such interest is attributable to an office or other fixed place of business of such person within the United States or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a Note and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should consult your own tax advisor concerning the consequences of owning the Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest

Except as described below in the case of interest on a discount Note that is not qualified stated interest, each as defined below under “— Original Issue Discount — General”, or as described in the following sentence, you will be taxed on any interest on your Note, whether payable in U.S. dollars or a foreign currency, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. However, the portion of the first interest payment on your Note that represents a return of pre-issuance accrued interest (if any) will not be treated as an interest payment for United States federal income tax purposes and will accordingly not be includible in income. If your Note is denominated in a foreign currency, then you will recognize United States source ordinary gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the pre-issuance accrued interest on the date of receipt and the U.S. dollar value of such amount on the date that the Note was issued.

Interest paid by the Corporation on the Notes and original issue discount, if any, accrued with respect to the Notes (as described below under “Original Issue Discount”) are generally income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Foreign Currency Notes - Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Foreign Currency Notes - Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service (“IRS”).

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Note, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a Note, other than a short-term Note with a term of one year or less, it would be treated as a discount Note issued at an original issue discount if the amount by which the Note’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a Note’s issue price will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A Note’s stated redemption price at maturity is the total of all payments provided by the Note that are not payments of qualified stated interest. Generally, an interest payment on a Note is qualified stated interest if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Note. There are special rules for floating rate Notes that are discussed under “—Floating Rate Notes”.

In general, your Note is not a discount Note if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1⁄4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your Note would have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your Note has de minimis original issue discount, you would include the de minimis amount in income as stated principal payments are made on the Note, unless you make the election described below under “—Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your Note’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made divided by:

•	the stated principal amount of the Note.

Generally, if your discount Note matures more than one year from its date of issue, you would include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you would include in income is calculated using a constant-yield method, and generally you would include increasingly greater amounts of OID in income over the life of your Note. More specifically, you can calculate the amount of OID that you would include in income by adding the daily portions of OID with respect to your discount Note for each day during the taxable year or portion of the taxable year that you hold your discount Note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount Note and you may vary the length of each accrual period over the term of your discount Note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount Note must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount Note’s adjusted issue price at the beginning of the accrual period by your Note’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your Note allocable to the accrual period.

You must determine the discount Note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount Note’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount Note’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount Note that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount Note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you would allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you would increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your Note, other than any payment of qualified stated interest, and

•	your Note’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your Note for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your Note after the purchase date but is greater than the amount of your Note’s adjusted issue price, as determined above under “— General”, the excess is acquisition premium. If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, then you would reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the Note immediately after purchase over the adjusted issue price of the Note,

divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the Note after the purchase date over the Note’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your Note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your Note is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your Note is to be made within one year of your Note’s issue date, and

•	the payment would equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment would be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your Note.

Notes Subject to Contingencies Including Optional Redemption. Your Note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you would determine the yield and maturity of your Note by assuming that the payments would be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you would include income on your Note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable Final Terms.

Notwithstanding the general rules for determining yield and maturity, if your Note is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the Note under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we would be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your Note and

•	in the case of an option or options that you may exercise, you would be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your Note.

If both you and we hold options described in the preceding sentence, those rules would apply to each option in the order in which they may be exercised. You would determine the yield on your Note for the purposes of those calculations by using any date on which your Note may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of your Note as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your Note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you would redetermine the yield and maturity of your Note by treating your Note as having been retired and reissued on the date of the change in circumstances for an amount equal to your Note’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your Note using the constant-yield method described above under “— General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “— Notes Purchased at a Premium,” or acquisition premium.

If you make this election for your Note, then, when you apply the constant-yield method:

•	the issue price of your Note would equal your cost,

•	the issue date of your Note would be the date you acquired it, and

•	no payments on your Note would be treated as payments of qualified stated interest.

Generally, this election will apply only to the Note for which you make it; however, if the Note has amortizable bond premium, you would be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or thereafter. Additionally, if you make this election for a market discount Note, you would be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a Note or the deemed elections with respect to amortizable bond premium or market discount Notes without the consent of the IRS.

Floating Rate Notes. Your Note would be a floating rate Note if:

•	your Note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1.	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

2.	15 percent of the total noncontingent principal payments; and

•	your Note provides for stated interest, compounded or paid at least annually, only at:

1.	one or more qualified floating rates,

2.	a single fixed rate and one or more qualified floating rates,

3.	a single objective rate, or

4.	a single fixed rate and a single objective rate that is a qualified inverse floating rate; and

•

the value of any floating rate on any date during the term of your Note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your Note would have a floating rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your Note is denominated; or

•	the rate is equal to such a rate either:

1.	multiplied by a fixed multiple that is greater than 0.65 but not more than 1.35 or

2.	multiplied by a fixed multiple greater than 0.65 but not more than 1.35, and then increased or decreased by a fixed rate.

If your Note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate.

Your Note would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are caps, floors or governors that are fixed throughout the term of the Note or such restrictions are not reasonably expected to significantly affect the yield on the Note.

Your Note would have a floating rate that is a single objective rate if:

•	the rate is not a qualified floating rate, and

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party.

Your Note would not have a floating rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your Note’s term would be either significantly less than or significantly greater than the average value of the rate during the final half of your Note’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your Note would also have a single qualified floating rate or an objective rate if interest on your Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your floating rate Note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your Note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your Note.

If your floating rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally would determine the interest and OID accruals on your Note by:

•	determining a fixed rate substitute for each floating rate provided under your floating rate Note,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual floating rates during the applicable accrual period.

When you determine the fixed rate substitute for each floating rate provided under the floating rate Note, you generally will use the value of each floating rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your Note.

If your floating rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally would determine interest and OID accruals by using the method described in the previous paragraph. However, your floating rate Note would be treated, for purposes of the first three steps of the determination, as if your Note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your floating rate Note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Notes. In general, if you are an individual or other cash basis United States holder of a short-term Note, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on short-term Notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term Note would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term Notes, you would be required to defer deductions for interest on borrowings allocable to your short-term Notes in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term Note, including stated interest, in your short-term Note’s stated redemption price at maturity.

Foreign Currency Discount Notes. If your discount Note is denominated in, or determined by reference to, a foreign currency, you would determine OID for any accrual period on your discount Note in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “— United States Holders — Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your Note.

Market Discount

You would be treated as if you purchased your Note, other than a short-term Note, at a market discount, and your Note would be a market discount Note if:

•	you purchase your Note for less than its issue price as determined above under “Original Issue Discount — General” and

•

the difference between the Note’s stated redemption price at maturity or, in the case of a discount Note, the Note’s revised issue price, and the price you paid for your Note is equal to or greater than 1⁄4 of 1 percent of your Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity. To determine the revised issue price of your Note for these purposes, you generally add any OID that has accrued on your Note to its issue price.

If your Note’s stated redemption price at maturity or, in the case of a discount Note, its revised issue price, exceeds the price you paid for the Note by less than 1⁄4 of 1 percent of the Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount Note as ordinary income to the extent of the accrued market discount on your Note. Alternatively, you may elect to include market discount in income currently over the life of your Note. If you make this election, it would apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the IRS. If you own a market discount Note and do not make this election, you would generally be required to defer deductions for interest on borrowings allocable to your Note in an amount not exceeding the accrued market discount on your Note until the maturity or disposition of your Note.

If you own a market discount Note, the market discount would accrue on a straight-line basis unless an election is made to accrue market discount using a constant-yield method. If you make this election, it would apply only to the Note with respect to which it is made and you may not revoke it. You would, however, not include accrued market discount in income unless you elect to do so as described above.

Notes Purchased at a Premium

If you purchase your Note for an amount in excess of its principal amount (or, in the case of a discount Note, in excess of the sum of all amounts payable on the Note after the acquisition date (other than payments of qualified stated interest)), you may elect to treat the excess (after excluding the portion of the purchase price attributable to pre- issuance accrued interest) as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each accrual period with respect to interest on your Note by the amount of amortizable bond premium allocable to that accrual period, based on your Note’s yield to maturity.

If the amortizable bond premium allocable to an accrual period exceeds your interest income from your Note for such accrual period, such excess is first allowed as a deduction to the extent of interest included in your income in respect of the Note in previous accrual periods and is then carried forward to your next accrual period. If the amortizable bond premium allocable and carried forward to the accrual period in which your Note is sold, retired or otherwise disposed of exceeds your interest income for such accrual period, you would be allowed an ordinary deduction equal to such excess.

If your Note is denominated in, or determined by reference to, a foreign currency, you would compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium would reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your Note is generally taxable as ordinary income or loss.

If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Notes

Your tax basis in your Note will generally be the U.S. dollar cost, as defined below, of your Note, adjusted by:

•	adding any OID or market discount previously included in income with respect to your Note, and then

•

subtracting any payments on your Note that are not qualified stated interest payments (such as any pre-issuance accrued interest that you previously received) and any amortizable bond premium to the extent that such premium either reduced interest income on your Note or gave rise to a deduction on your Note.

If you purchase your Note with foreign currency, the U.S. dollar cost of your Note would generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Note would be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your Note equal to the difference, if any, between (i) the amount you realize on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are a return of pre-issuance accrued interest) and (ii) your adjusted tax basis in your Note. If your Note is sold or retired for an amount in foreign currency, the amount you realize would be the U.S. dollar value of such amount on the date the Note is disposed of or retired, except that in the case of a Note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your Note, except to the extent:

•	described above under “— Original Issue Discount — Short-Term Notes” or “— Market Discount”, or

•	attributable to changes in exchange rates as described below.

Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your Note or on the sale or retirement of your Note, your tax basis in the foreign currency would equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally would have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase Notes or exchange it for U.S. dollars, any gain or loss recognized generally would be ordinary income or loss.

Notes to be Discussed in Final Terms

The applicable Final Terms will discuss the special United States federal income tax rules that apply to variable redemption amount Notes with a maturity of one year or less, high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, Structured Notes (including Capital at Risk Notes), Notes that are subject to the special tax rules governing contingent payment debt instruments, Notes that provide for installment payments and Partly Paid Notes.

Information with Respect to Foreign Financial Assets

A United States holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the Notes are denominated in a foreign currency, a United States holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Backup Withholding and Information Reporting

The Corporation is not subject to the reporting requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding tax imposed, in certain circumstances, by United States law with respect to such payments. While regulations issued by the IRS confirm that the information reporting and backup withholding requirements do not apply to the Fiscal Agent, the Global Agent or the Singapore Paying Agent with respect to the Notes, such agents may file information returns with the IRS with respect to payments on Notes made within the United States to certain non-corporate United States persons as if such returns were required of it.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Foreign persons receiving payments on the Notes outside the United States through foreign brokers, trustees, custodians or other intermediaries (including Euroclear and Clearstream, Luxembourg participants) generally are not required to establish their status as foreign persons in order to avoid information reporting and backup withholding of tax. If, however, such broker, trustee, custodian or other intermediary is (i) a controlled foreign corporation for United States tax purposes, (ii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting (but not backup withholding) may apply to such payments.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes in the applicable Specified Currency. Each Dealer may, under certain terms and conditions, arrange for the conversion of the Investor’s Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor’s Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer (in this respect acting as principal and not as an agent of the Corporation) on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency for principal, premium (if any) and/or interest payments as specified in the applicable Final Terms. Currently, there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa. In addition, most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Final Terms, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars (“DTC Noteholders”) will receive payments in U.S. dollars, unless they elect to receive such payments in the Specified Currency. In the event that a DTC Noteholder shall not have made such election, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent. The U.S. dollar amount in respect of any payment to be paid to a DTC Noteholder who did not make a timely election to receive payment in the Specified Currency will be based on the Exchange Agent’s spot rate for the purchase of U.S. dollars with the aggregate amount of the Specified Currency payable to all DTC Noteholders receiving U.S. dollar payments, for settlement on the applicable Payment Date, at a time and date immediately preceding such Payment Date, unless otherwise specified in the applicable Final Terms. If such spot rate is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments. If no spot rate or bid quotation is available, the Exchange Agent shall notify the Global Agent and the Corporation and the Global Agent shall make payments in the Specified Currency to Noteholders who were expecting to receive U.S. dollars, provided that such payment will only be made to such a Noteholder if and when the Global Agent has been notified of the Specified Currency account to which such payment should be made.

A DTC Noteholder may elect to receive payment of the principal and premium (if any) of, or interest with respect to, the Notes in the Specified Currency (other than U.S. dollars) by notifying DTC by the DTC Record Date of (i) such holder’s election to receive all or a portion of such payment in the Specified Currency for value the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Currency with respect to any payment to be made in the Specified Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions by the DTC Record Date. DTC will notify the Exchange Agent of such election and wire transfer instructions and of the amount of the Specified Currency to be converted into U.S. dollars, prior to 5:00 p.m. (New York City time) on the fifth DTC business day following the DTC Record Date. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Global Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Currency outside DTC. Otherwise, only U.S. dollar payments will be made by the Global Agent. Payments in the Specified Currency (other than U.S. dollars) outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the “Dealers”). Morgan Stanley & Co. International plc (“Morgan Stanley”) is arranger of the Program pursuant to a Program Agreement between the Corporation and Morgan Stanley, dated October 11, 2021. There are no sponsoring dealers under the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by the Corporation to or through any one or more Dealers and by the Corporation itself. The arrangements under which the Notes may from time to time be agreed to be sold by the Corporation to or through the Dealers are set out in the Standard Provisions dated as of October 11, 2021 (as amended or supplemented from time to time, the “Standard Provisions”). The Standard Provisions will be incorporated by reference into the terms agreement by which Dealers are appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by the relevant Dealer(s) and the commissions or other agreed deductibles (if any) which are payable or allowable by the Corporation in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or the Corporation materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

No action has been or will be taken in any jurisdiction by any Dealer or the Corporation that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Final Terms, or any other offering or publicity material relating to the Notes, in such jurisdiction. The relevant Dealer(s) (and the Corporation in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Final Terms, or any such other material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Final Terms or such other information relating to the Corporation and/or the Notes which the Corporation has authorized to be used.

Selling restrictions may be modified by the agreement of the Corporation and the relevant Dealer(s) following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular Specified Currency. Any such modification or addition will be set out in the Final Terms issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such

Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Corporation or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner’s interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 per cent., by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

“Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.”

As used herein, “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and “United States” means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

Each Dealer will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each Dealer will be required to represent, warrant and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer will be required to acknowledge that this Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Dealer will be required to represent, warrant and agree that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription and purchase and that it will not offer or sell any Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Notes, whether directly or indirectly, to any persons in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Hong Kong

In relation to each Tranche of Notes issued by the Corporation, each Dealer will be required to represent, warrant and agree that:

(i)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes (except for Notes which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”)) other than (i) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

VALIDITY OF THE NOTES

The validity of the Notes will be passed on by the General Counsel, or the Deputy General Counsel, of the Corporation and by Sullivan & Cromwell LLP (as to Notes governed by New York law) and Linklaters LLP (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to the Corporation. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

The opinions of counsel to the Corporation, Sullivan & Cromwell LLP and Linklaters LLP will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation and the Global Agent or the Fiscal Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

1. The execution of all documents associated with the Program and, subject to the borrowing limit authorized by the Board of Directors of the Corporation from time to time, the creation, issue, sale execution and delivery of the Notes has been authorized by resolutions approved by the Board of Directors of the Corporation.

2. Application has been made for Notes issued under the Program to be admitted to the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

3. Application will be made to the SGX-ST for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, such Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies).

4. For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that any Global Note or Global Certificate is exchanged for Definitive Bearer Notes or, as the case may be, Certificates, the Corporation will appoint and maintain a Paying Agent in Singapore where such Definitive Bearer Notes or, as the case may be, Certificates, may be presented or surrendered for payment or redemption. In addition, in the event that a Global Note or Global Certificate is exchanged for Definitive Bearer Notes or, as the case may be, Certificates, an announcement of such exchange shall be made by or on behalf of the Corporation through the SGX-ST, and such announcement will include all material information with respect to the delivery of the Definitive Bearer Notes or, as the case may be, Certificates, including details of the Paying Agent in Singapore.

5. Each Bearer Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code”.

6. For so long as Notes may be issued pursuant to this Prospectus, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection or collection by a Noteholders upon reasonable request at the office of the Global Agent or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent):

(i)	the Global Agency Agreement (which includes the form of the Global Notes, the Definitive Bearer Notes, the Certificates, the Coupons, the Receipts and the Talons);

(ii)	the Fiscal Agency Agreement;

(iii)	the Supplemental Agency Agreement (which includes the forms of Notes held through CDP);

(iv)	the Deed of Covenant;

(v)	the Articles of Agreement of the Corporation;

(vi)	the documents incorporated by reference in this Prospectus;

(vii)	each Final Terms (other than for an unlisted Series of Notes);

(viii)	a copy of this Prospectus together with any supplement to this Prospectus or further Prospectus; and

(ix)	all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Prospectus.

7. This Prospectus and the Final Terms for Notes that are admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange’s regulated market will be published on the website of the Luxembourg Stock Exchange (www.luxse.com).

8. Copies of the latest Information Statement and the latest unaudited quarterly financial statements of the Corporation may be obtained, and copies of the Global Agency Agreement, the Fiscal Agency Agreement, the Supplemental Agency Agreement and the Deed of Covenant will be available during normal business hours for inspection or collection by a Noteholders upon reasonable request, at the specified office of the Global Agent during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent) so long as any of the Notes is outstanding.

9. Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for the Corporation in the ordinary course of business, including entering into swap or other derivative transactions with the Corporation in conjunction with the issue of Notes under the Program. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the Dealers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Corporation. The Dealers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

FORM OF FINAL TERMS

[MiFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [eligible counterparties, professional clients and retail clients], each as defined in MiFID II; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “MiFID II” means Directive 2014/65/EU, as amended.]

[UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [retail clients and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients as defined in UK MiFIR]; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.]

[Notification under Section 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”) - To insert notice if classification of the Notes is not “prescribed capital markets products”, pursuant to Section 309B of the SFA or Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).]1

[1]

Relevant Dealer(s)/Manager(s) to consider whether it / they have received the necessary product classification from the Corporation prior to the launch of the offer, pursuant to Section 309B of the SFA.

Final Terms dated [●]

International Finance Corporation

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023 [and the supplemental Prospectus dated [ ]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus [as so supplemented]. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus [as so supplemented]. The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at [address] [and] [website] and copies may be obtained from [address].*

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ]

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).

3.	Specified Currency or Currencies:	[ ]

4.	Aggregate Nominal Amount:	[ ]

	(i) Series:	[ ]

	(ii) Tranche:	[ ]

5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (if applicable)]

6.	(i) Specified Denominations:	[ ] (If these Final Terms specify “Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date”, Notes may only be issued in Specified Denomination(s))

	(ii) Calculation Amount:	[ ]

7.	[(i)] Issue Date:	[ ]

	[(ii)]Interest Commencement Date:	[ ]

*	To adapt language in case of a tap issuance to refer to the terms and conditions included in the relevant prospectus.

8.	Maturity Date:	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]

9.	Interest Basis:	[[●] % Fixed Rate]
[[specify reference rate] +/– [●] % Floating Rate]
[Zero Coupon]
[Index-Linked Interest]
[Dual Currency Interest]
[Other (specify)]
(further particulars specified below)

10.	Redemption/Payment Basis:	[Redemption at par]
[Index-Linked Redemption]
[Dual Currency Redemption]
[Partly Paid]
[Instalment]
[Other (specify)]

11.	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]

12.	Put/Call Options:	[Corporation Call]
[Automatic Call]
[Investor Put]
[(further particulars specified below)]

13.	Status of the Notes:	Senior

14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi- annually/quarterly/monthly] in arrear]

	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [specify Business Day Convention and any applicable Business Centre(s) for the definition of “Business Day”]/not adjusted]

	(iii) Fixed Coupon Amount(s):	[ ] per Calculation Amount

	(iv) Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]]

	(v) Day Count Fraction:	[30/360/Actual/Actual (ICMA)/other]

	(vi) Determination Dates:	[ ] in each year (insert regular Interest Payment Dates, ignoring Issue Date or Maturity Date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA))

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

16.	Floating Rate Note Provisions:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub- paragraphs of this paragraph)

	(i) Interest Period(s):	[ ]

	(ii) Specified Interest Payment Dates:	[ ]

	(iii) First Interest Payment Date:	[ ]

	(iv) Interest Period Date:	[ ]
(Not applicable unless different from Interest Payment Date)

	(v) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

	(vi) Business Centre(s):	[ ]

	(vii) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/other (give details)]

	(viii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[ ] [Global Agent]

(ix) Screen Rate Determination:

	– Reference Rate:	[ ]

	– Interest Determination Date(s):	[ ]

	– Relevant Screen Page:	[ ]

	– Relevant Financial Centre:	[ ]

	– Relevant Time:	[ ]

	(x) Linear Interpolation:	[Not Applicable/Applicable – the Rate of interest for the [long/short] [first/last] Interest Period shall be calculated using Linear Interpolation (specify for each short or long interest period)]

	(xi) Margin(s):	[+/-][ ] per cent. per annum

	(xii) Minimum Rate of Interest:	[ ] per cent. per annum

	(xiii) Maximum Rate of Interest:	[ ] per cent. per annum

	(xiv) Day Count Fraction:	[ ]

(xv)   Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

[ ] (Please consider inclusion of benchmark replacement provisions)

17.	Zero Coupon Note Provisions:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Amortization Yield:	[ ] per cent. per annum

	(ii) Any other formula/basis of determining amount payable:	[ ]

18.	Index-Linked Note/other variable-linked interest Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub- paragraphs of this paragraph)

	(i) Index/Formula/other variable:	[give or annex details]

	(ii) Calculation Agent responsible for calculating the interest due:	[ ]

	(iii) [Determination Agent responsible for calculating the exchange rate:]	[[ ]/Not Applicable]

	(iv) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[ ]

	(v) Interest Determination Date(s):	[ ]

	(vi) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

	(vii) Interest Period(s):	[ ]

	(viii) Specified Interest Payment Dates:	[ ]

	(ix) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(x) Business Centre(s):	[ ]

	(xi) Minimum Rate of Interest:	[ ] per cent. per annum

	(xii) Maximum Rate of Interest:	[ ] per cent. per annum

	(xiii) Day Count Fraction:	[ ]

19.	Dual Currency Interest Note Provisions:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]

	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Call Option:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[ ]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) If redeemable in part:

	(a) Minimum Redemption Amount:	[ ]

	(b) Maximum Redemption Amount:	[ ]

	(iv) Notice period:	[ ]

21.	Automatic Early Redemption:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[ ]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

	(iii) Notice period:	[ ]

	(iv) Automatic redemption events:	[give details]

22.	Put Option:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[ ]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

	(iii) Notice period	[ ]

23.	Final Redemption Amount of each Note:	[[ ] per Calculation Amount/Not Applicable]

	Capital at Risk Notes:	[Yes/No]

In cases where the Final Redemption Amount is index-linked or other variable- linked:

	(i) Index/Formula/variable:	[give or annex details]

	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[ ]

	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]

	(iv) Determination Date(s):	[ ]

	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

	(vi) Payment Date:	[ ]

	(vii) Minimum Final Redemption Amount:	[ ] per Calculation Amount

	(viii) Maximum Final Redemption Amount:	[ ] per Calculation Amount

24.	Early Redemption Amount:

	Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Bearer Notes:

[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]

[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

Exchange Date in respect of Temporary Global Note:
[ ]

Registered Notes:

[Global Certificate available on Issue Date]

[Certificates relating to Registered Notes in definitive form available on Issue Date]

Fed Bookentry Notes:

[Fed Bookentry Notes available on Issue Date]

26.	New Global Note (NGN):	[Yes/No]

27.	Global Certificate held under the new safe-keeping structure (NSS):	[Yes/No]

28.	Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs, 15(ii), 16(vi) and 18(x) relate.]

29.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details.]

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	[Not Applicable/give details]

31.	Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	[Not Applicable/give details]

32.	Redenomination, renominalization and reconventioning provisions:	[Not Applicable/The following provisions apply:[ ]]

33.	Consolidation provisions:	[Not Applicable/The following provisions apply:[ ]]

34.	Additional terms:	[Applicable [give details]/Not Applicable]

35.	Governing law:	[New York/English/other]

36.	[Record Date:]	[ ]

(Record Date to be adjusted in the case of non-USD issuance clearing through DTC. If not applicable, delete this paragraph and renumber the remaining paragraphs.)

DISTRIBUTION

37.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/give names, addresses and underwriting commitments]

(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis, if such entities are not the same as the Managers.)

	(ii) Date of Terms Agreement:	[ ]

	(iii) Stabilization Manager(s) (if any):	[Not Applicable/give name]

38.	If non-syndicated, name and address of Dealer:	[Not Applicable/give name and address]

39.	Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount

40.	Additional selling restrictions:	[Not Applicable/give details]

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms. [Third party information has been extracted from [source]. The Corporation confirms that such information has been accurately reproduced and that, so far as it is aware it is able to ascertain from information published by [source], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

	(i) Listing:	[Luxembourg/Singapore/other (specify)/None]

	(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]

(Where documenting a fungible issue, need to indicate that original securities are already admitted to trading.)

2.	RATINGS

	Ratings:	The Notes to be issued have been rated:

[S & P: [ ]]
[Moody’s: [ ]]
[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Program generally or, where the issue has been specifically rated, that rating.)

3.	USE OF PROCEEDS

[As specified in the Prospectus.] [ ]

4.	[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.]

5.	OPERATIONAL INFORMATION

	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]

[Note that the designation “Yes” simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper] [include this text for Registered Notes which are to be held under the NSS] and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][Include this text if “Yes” selected in which case the Notes must be issued in NGN form or held under the NSS]

[No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper][include this text for Registered Notes]. Note that this does not necessarily mean that the Notes will then be recognised as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.]

	ISIN Code:	[ ]

	Common Code:	[ ]

	CUSIP:	[ ]

	CINS:	[ ]

	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)[ and address(es)]] [Bookentry system of the Federal Reserve Banks] [The Central Depository (Pte) Limited]

	Delivery:	Delivery [against/free of] payment

	Names and addresses of additional Paying Agent(s) (if any):	[ ]

	Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	[ ]

6.	GENERAL

	Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable]

PRINCIPAL OFFICE

OF THE CORPORATION

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

U.S.A.

ARRANGER

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf

London E14 4QA

United Kingdom

FISCAL AGENT

Federal Reserve Bank of New York

33 Liberty Street

New York, NY 10045

U.S.A.

GLOBAL AGENT, PRINCIPAL PAYING AGENT,

REGISTRAR AND TRANSFER AGENT, EXCHANGE AGENT AND CALCULATION AGENT

Citibank, N.A., London Branch

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

SINGAPORE PAYING AGENT

Citicorp Investment Bank (Singapore) Limited

5 Changi Business Park Crescent

#07-00 Changi Business Park

Singapore 486027

LISTING AGENT (LUXEMBOURG)

Banque Internationale à Luxembourg SA

69, route d’Esch

L-2953 Luxembourg

AUDITORS TO THE CORPORATION

Deloitte & Touche LLP

7900 Tysons One Place

Suite 800, McLean, VA 22102

U.S.A.

LEGAL ADVISERS TO THE ARRANGER AND THE DEALERS

In respect of English law	In respect of United States law

Linklaters LLP	Sullivan & Cromwell LLP
One Silk Street	1700 New York Avenue, N.W
London EC2Y 8HQ	Washington, DC 20006
United Kingdom	U.S.A.

EXHIBIT B

Impact Notes Prospectus Supplement dated October 3, 2023

(To Prospectus dated October 3, 2023)

INTERNATIONAL FINANCE CORPORATION

IMPACT NOTES

This Impact Notes Prospectus Supplement relates to Impact Notes (“Impact Notes”) of International Finance Corporation (“IFC”). You should read it together with the Prospectus, dated October 3, 2023 (the “Prospectus”), relating to the Global Medium-Term Note Program of IFC and the applicable Final Terms for the Impact Notes.

Investing in the Impact Notes involves risks. See “Risk Factors” beginning on page S-4 of this Supplement and “Risk Factors” beginning on page 18 of the accompanying Prospectus.

IFC will specify the terms of each Impact Note in the applicable Final Terms.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Final Terms for the Impact Notes. It does not contain all of the information you should consider before investing in the Impact Notes. You should also read the more detailed information in the Prospectus and the applicable Final Terms.

THE IMPACT NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”).

Neither the Commission nor any state securities commission has approved or disapproved of the Impact Notes or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

InspereX

ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Impact Notes by IFC under its Global Medium-Term Note Program (the “Program”).

This Supplement supplements and incorporates by reference the Prospectus and all documents incorporated by reference therein, and should be read in conjunction with the Prospectus and such incorporated documents. Unless otherwise defined in this Supplement, terms used herein have the same meaning as in the Prospectus.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled “Availability of Information and Incorporation by Reference” beginning on page 5 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Impact Notes or the distribution of this Supplement in any jurisdiction where such action is required.

THE IMPACT NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS AND THE OFFERING OR SALE OF THE IMPACT NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS COMES ARE REQUIRED BY IFC AND INSPEREX LLC (“INSPEREX”) TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF IMPACT NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE IMPACT NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

AN INVESTMENT IN THE IMPACT NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN IMPACT NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “RISK FACTORS” BEGINNING ON PAGE S-4 OF THIS SUPPLEMENT AND PAGE 18 OF THE ACCOMPANYING PROSPECTUS.

IFC is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the International Finance Corporation Act of 1955, as amended, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission. You may get these documents and other documents IFC has filed for free on the IFC’s website at: https://www.ifc.org/investors.

You may also access the Prospectus and this Supplement through the following link to IFC’s website: https://www.ifc.org/investors.

The link to IFC’s website is provided only for the purpose of accessing these documents. IFC’s website is NOT incorporated by reference.

Alternatively, to obtain copies of the Prospectus, this Impact Notes Supplement, and the Preliminary Final Terms and the completed Final Terms, contact your financial professional. You may also access the Prospectus and the Impact Notes Supplement on InspereX’s website through the following link: https://www.insperex.com/Products_and_Offerings/ SSA/SSA_Issuers.aspx.

SUMMARY

How does IFC’s Impact Notes issuance program work?

Impact Notes are among the many kinds of debt securities that IFC issues pursuant to its Global Medium-Term Note Program.

IFC expects to offer issues of Impact Notes in the United States on a periodic basis, subject to market conditions. The process and timetable for the offer, issuance and sale of any Impact Notes is expected to be as follows (subject to such revisions or modifications to which IFC and InspereX may agree with respect to any particular series of Impact Notes):

•

On the first New York Business Day (defined below) of a given week (the “Launch Date”), InspereX may initiate marketing efforts with regard to identifying potential investors for Impact Notes with terms contemplated by this Supplement and within the framework communicated to InspereX by IFC on or before the Launch Date. A preliminary form of Final Terms applicable to the particular Impact Notes will be utilized in such marketing.

•

On the first New York Business Day of the next succeeding week (the “Trade Date”), based on the indications of investor interest received by InspereX, IFC and InspereX may (but are not required to) confirm the applicable pricing terms of an issuance and sale of such Impact Notes. If the pricing terms of such Impact Notes are confirmed by IFC and InspereX, then IFC will agree to issue and sell, and InspereX will agree to purchase (subject to certain conditions), such Impact Notes on the date that is the fourth New York Business Day following the Trade Date.

•	Not later than the first New York Business Day following the Trade Date, InspereX will prepare and IFC will execute the Final Terms with respect to such Impact Notes, dated as of the Trade Date.

As used herein, a “New York Business Day” is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Each issue of Impact Notes may have different interest rates, interest payment dates and maturity dates. Some Impact Notes may include provisions for early redemption. Impact Notes will be offered in three basic formats:

•	“Fixed Rate Impact Notes” bear interest at one specified fixed rate until maturity.

•	“Step-Up Fixed Rate Impact Notes” bear interest at specified fixed rates for specified periods, where the initial specified rate increases on one or more specified dates.

•	“Floating Rate Impact Notes” bear interest at a variable rate determined by reference to an interest rate index or benchmark, plus or minus a stated margin, if any.

See the Prospectus for details on interest calculation provisions in respect of the Impact Notes.

IFC is offering Impact Notes to InspereX as principal. InspereX intends to resell the Impact Notes it has purchased from IFC as principal primarily to members of a selling group or to other broker-dealers, but may also resell the Impact Notes directly to investors. Impact Notes purchased from InspereX by a selling group or other broker-dealers may be resold to investors.

What are some of the features common to all Impact Notes?

All Impact Notes will be denominated in U.S. dollars. Impact Notes will usually be issued in minimum denominations of U.S. $1,000 and additional increments of U.S. $1,000 (unless we specify other denominations in the applicable Final Terms).

If a scheduled payment date in respect of the Impact Notes is not a New York Business Day, IFC will make the payment on the next following New York Business Day. In that case, you will receive no interest on the delayed payment for the period from and after the scheduled payment date to the actual date of payment.

Are Impact Notes redeemable at IFC’s option or at the option of Holders?

If the Final Terms for a particular issue of Impact Notes specifies that IFC has a “Call Option”, then those Impact Notes will be redeemable, in whole only, at the option of IFC prior to maturity. Holders will receive accrued and unpaid interest on the nominal amount redeemed to the date fixed for redemption. If IFC elects to redeem Impact Notes having a Call Option, IFC will give notice to the Global Agent and the Holders of such election not less than 10 calendar days prior to the date of redemption.

In addition, the Final Terms for a particular issue of Impact Notes may specify that the Impact Notes contain a provision permitting the optional repayment of those Impact Notes prior to maturity at the request of the authorized representative of the beneficial owner of the Impact Notes, following the death of the beneficial owner of the Impact Notes. This provision is referred to as a “Survivor’s Option.” Your Impact Notes will not be entitled to a Survivor’s Option unless the applicable Final Terms states that it does. The Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Impact Note, and, after such date, the Survivor’s Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months. In addition, the right to exercise the Survivor’s Option is subject to limits set by IFC on (1) the permitted dollar amount of exercises on behalf of all deceased beneficial owners of Impact Notes in any calendar year, and (2) the permitted dollar amount of exercises on behalf of an individual deceased beneficial owner of an Impact Note in any calendar year. Additional details on the Survivor’s Option are found in this Supplement under the heading, “Survivor’s Option”, and the forms to be used to exercise the Survivor’s Option are attached as Annex A to this Supplement.

Unless a particular issue of Impact Notes contains the Survivor’s Option, the Impact Notes will not be redeemable at the option of Holders of the Impact Notes.

Can a transfer of Impact Notes with a Survivor’s Option affect the ability to exercise the Survivor’s Option?

The Survivor’s Option is a limited right, and certain common transfers of Impact Notes for estate planning or financial planning purposes may effectively eliminate a Survivor Representative’s (as defined below) ability to exercise the Survivor’s Option that may be present in an issue of Impact Notes. The Survivor’s Option can only be exercised upon the death of a person who, during the person’s lifetime, was entitled to substantially all of the beneficial interests of ownership of the Impact Notes. Certain common transfers of Impact Notes for estate planning or financial planning purposes (e.g., transfers to irrevocable trusts, limited partnerships, special purpose entities, etc.) may result in the transfer of substantially all of the beneficial interests of ownership of the Impact Notes to another legal entity, such that the death of the purchaser of the Impact Notes does not trigger the Survivor’s Option because the purchaser no longer retained substantially all of the beneficial interests of ownership of the Impact Notes at the time of the person’s death. Investors should consult with their financial or legal advisor or other estate planning professional before making a transfer of any beneficial interests of ownership of the Impact Notes.

What investment risks are involved?

You should consult the information set forth under the captions “Risk Factors” beginning on page S-4 of this Supplement and page 18 of the accompanying Prospectus for a description of the risk factors involved in purchasing Impact Notes.

What are Impact Notes rated?

The Program (under which the Impact Notes are issued) has been rated AAA by Standard & Poor’s Financial Services LLC (“S&P”) and Aaa by Moody’s Investors Service, Inc. (“Moody’s”). As defined by S&P, an “AAA” rating means that the ability of IFC to meet its financial commitment on its obligations is extremely strong. As defined by Moody’s, an “Aaa” rating means that IFC’s ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Who are the holders of record for Impact Notes?

IFC will register a Global Certificate representing each issue of Impact Notes in the name of Cede & Co., or other nominee of The Depository Trust Company (“DTC”). Accordingly, Cede & Co. will be the “Holder” of such Impact Notes. Beneficial interests in a Global Certificate will be represented, and transfers thereof will be effected, only through book-entry accounts of financial institutions acting on behalf of the beneficial owners of that Global Certificate, as a direct or indirect participant in the clearing system for that Global Certificate. IFC and the Global Agent may treat the Holder as the absolute owner of Impact Notes represented by a Global Certificate for the purpose of making payments and for all other purposes. Owners of beneficial interest in a Global Certificate are not the owners or Holders of that Global Certificate and, except under limited circumstances, are not entitled to have Impact Notes registered in their names or to receive definitive Impact Notes.

Accordingly, any beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a Holder of the Global Certificate. See “Form of Notes and Provisions Relating to the Notes while in Global Form” in the Prospectus.

What are the clearance and settlement procedures for Impact Notes?

The Impact Notes will clear and settle through the system operated by DTC. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

RISK FACTORS

An investment in the Impact Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying Prospectus. You should carefully consider whether the Impact Notes are suited to your particular circumstances. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Impact Notes and the suitability of the Impact Notes in light of their particular circumstances.

There may not be an active trading market for the Impact Notes

The Impact Notes will not be listed or displayed on any securities exchange or any electronic communications network. Moreover, there is no requirement that InspereX or other dealers create a trading market for the Impact Notes. There can be no assurance that a liquid trading market will develop for the Impact Notes. The development of a trading market for the Impact Notes will depend on IFC’s financial performance and other factors such as interest rates. Even if a secondary market for the Impact Notes develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the Impact Notes in any secondary market could be substantial. If you sell your Impact Notes before maturity, you may have to do so at a discount from the original issue price, and, as a result, you may suffer substantial losses.

Although InspereX currently intends to make a market for the Impact Notes, it may stop any such market-making activities at any time. As market makers, trading of the Impact Notes may cause InspereX to have long or short positions in the Impact Notes. The supply and demand for Impact Notes, including inventory positions of market makers, may affect the secondary market for the Impact Notes.

Many factors affect the value of the Impact Notes

The price at which you may be able to sell your Impact Notes in any secondary market that may develop will be affected by a number of economic and market factors that may either offset or magnify each other, including: interest and yield rates in the market generally, as well as the volatility of those rates; the time remaining to maturity of the Impact Notes; in the case of Impact Notes subject to a Call Option, the likelihood or expectation that such Impact Notes will be redeemed by IFC, based on prevailing market interest rates or otherwise; IFC’s creditworthiness as represented by its credit ratings (including actual or anticipated downgrades) or as otherwise perceived in the market; and a variety of economic, financial, political, regulatory or judicial events.

You may incur a loss if you sell your Impact Notes prior to maturity or redemption

Secondary market sales of your Impact Notes may result in a loss of principal. You will be entitled to receive at least the full stated nominal amount of your Impact Notes only if you hold them to maturity or redemption. If you are able to sell your Impact Notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated nominal amount of the Impact Notes.

Floating Rate Impact Notes are subject to changes in interest rates which may result in the reduction of the interest payable on such notes

An investment in Floating Rate Impact Notes, in which the interest payable is determined by reference to an interest rate index or benchmark, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that your yield will be less than the interest payable on a conventional fixed rate debt security issued by IFC at the same time. If your Floating Rate Impact Notes are subject to an interest rate cap, you will not benefit from any increase in the interest rate index or benchmark that would cause the interest rate payable on such Impact Notes to exceed such cap. It is impossible to predict whether the value of an interest rate index or benchmark will increase or decrease. The historical performance of any applicable interest rate index or benchmark should not be taken as an indication of the future performance of such index or benchmark during the term of any Floating Rate Impact Note.

Impact Notes subject to a Call Option may be redeemed by IFC when only lower yielding investments are available

An optional redemption feature in respect of Impact Notes is likely to affect the price at which you may be able to sell your Impact Notes in any secondary market that may develop. During any period in which such Impact Notes are subject to redemption at the option of IFC (i.e., a Call Option), their value to prospective bidders in the secondary market generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IFC, and this also may be true prior to any such period. IFC may be expected to redeem such Impact Notes in circumstances where IFC’s cost of borrowing is lower than the interest rate on such Impact Notes. At such times, you generally would not be able to reinvest your redemption proceeds at an effective interest rate which is as high as the interest rate on such Impact Notes, and such reinvestment might only be at a significantly lower rate. You should consider the related reinvestment risk in light of other investments that may be available to you.

Step-Up Fixed Rate Impact Notes presents different investment considerations than Fixed-Rate Impact Notes.

IFC expects that most Step-Up Fixed Rate Impact Notes it issues will be subject to redemption at the option of IFC. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, because the Step-Up Fixed Rate Impact Notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during their term. When determining whether to invest in the Step-Up Fixed Rate Impact Notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive in later periods following the issuance of the Step-Up Fixed Rate Impact Notes. If general market interest rates increase beyond the rates provided by the Step-Up Fixed Rate Impact Notes during their term, IFC will likely not redeem the Step-Up Fixed Rate Impact Notes, and investors will be holding notes that bear interest at below-market rates.

Impact Notes having the Survivor’s Option will be subject to various limitations on the exercise of the Survivor’s Option.

If your Impact Notes include a Survivor’s Option, IFC will have a discretionary right to limit the aggregate nominal amount of Impact Notes subject to that Survivor’s Option that may be exercised in any calendar year. IFC also will have the discretionary right to limit the aggregate nominal amount of Impact Notes subject to the Survivor’s Option that may be exercised in any calendar year on behalf of any individual deceased beneficial owner of Notes. Accordingly, IFC cannot assure you that exercise of a Survivor’s Option for the desired amount will be permitted in any single calendar year. Furthermore, a Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Impact Note, and, after such date, a Survivor’s Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months.

Certain built-in costs are likely to adversely affect the value of the Impact Notes prior to maturity

To hedge the market risks of IFC associated with its obligation to make interest payments on the Impact Notes, IFC may choose to enter into hedging transactions with respect to its obligations under the Impact Notes. The original issue price of the Impact Notes includes (i) underwriting commissions paid by IFC and (ii) any costs of hedging IFC’s obligations under the Impact Notes. The price, if any, at which you may be able to sell your Impact Notes in a secondary market transaction is not likely to reflect either of these amounts, and will therefore be correspondingly lower than the original issue price. Further, as a result of dealer discounts, mark-ups or other transaction costs, the original issue price may differ from values determined by pricing models used by potential purchasers of the Impact Notes in secondary market transactions. Any sale of Impact Notes prior to their maturity date could result in a substantial loss to you.

The Impact Notes will be subject to the credit risk of the Issuer

The Impact Notes are IFC’s unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Impact Notes depends on IFC’s ability to satisfy its obligations as they come due. As a result, IFC’s actual and perceived creditworthiness may affect the price at which you may be able to sell your Impact Notes in any secondary market that may develop and, in the event IFC were to default on its obligations, you may not receive amounts owed to you under the terms of the Impact Notes.

SURVIVOR’S OPTION

A Final Terms relating to an issue of Impact Notes may provide that, subject to certain procedures and restrictions, the Survivor Representative of a beneficial holder (as defined below) may request that IFC repurchase the Impact Notes from the estate of the beneficial holder. A “Survivor Representative” is a person with the authority under applicable law to act on behalf of a deceased beneficial holder of Impact Notes. Such person will typically be the personal representative, executor, or surviving joint tenant of the deceased beneficial owner.

In the event that IFC repurchases Impact Notes at the request of a Survivor Representative, the repurchase price will be equal to 100% of the nominal amount of the beneficial ownership interest of the beneficial holder, plus any accrued interest from and including the date of the last interest payment on the Impact Notes, to but excluding the date of the repurchase, subject to certain limitations and caps as described below. This limited right of a Survivor Representative to request that IFC repurchase the Impact Notes of a beneficial owner is called the “Survivor’s Option.”

Limitations

Any repurchase of Impact Notes at the request of the Survivor Representative will be subject to the following limitations:

•

the Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Impact Notes and, after such date, the Survivor’s Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months.

•

in any calendar year, IFC may limit the aggregate nominal amount of Impact Notes it repurchases to the greater of (a) 1% of the outstanding aggregate nominal amount of Impact Notes as of December 31 of the previous year or (b) U.S. $1,000,000. This limitation is referred to as the “Annual Aggregate Survivor’s Option Limitation.”

Example. In a given year, assume that the aggregate amount of Impact Notes outstanding as of December 31 of the previous year is U.S. $50,000,000, and IFC has already repurchased U.S. $1,000,000 in aggregate nominal amount of Impact Notes from the estates of other deceased beneficial holders. In that circumstance, IFC may properly refuse any requests from a Survivor Representative to repurchase any additional amounts of Impact Notes for the remainder of the calendar year, notwithstanding the fact that the estate of the deceased beneficial holder requesting the repurchase has not had any Impact Notes repurchased from IFC in that calendar year.

•

in any calendar year, IFC may limit the aggregate nominal amount of the Impact Notes it repurchases that are attributable to a deceased beneficial holder to U.S. $250,000. This limitation is referred to as the “Individual Survivor’s Option Limitation.”

Example. A Survivor Representative contacts IFC or the Global Agent requesting that IFC repurchase the Impact Notes of a beneficial holder, and the beneficial holder owned three different issues of Impact Notes, each with an aggregate nominal amount of U.S. $500,000. Of the U.S. $1,500,000 in aggregate nominal amount of Impact Notes owned by the beneficial holder, IFC may, subject to any other applicable limitations, repurchase up to U.S. $250,000 in aggregate nominal amount of the Impact Notes requested by the Survivor Representative for the current calendar year.

IFC will not complete a repurchase of Impact Notes pursuant to the exercise of the Survivor’s Option if a beneficial holder is requesting the repurchase of less than U.S. $1,000 in aggregate nominal amount of Impact Notes (or such other minimum denomination specified in the applicable Final Terms), and IFC will limit any repurchase of Impact Notes pursuant to the exercise of the Survivor’s Option so that, after the completion of the repurchase, the remaining outstanding aggregate nominal amount of an issue of Impact Notes, to the extent there will be any remaining nominal amount outstanding after completion of the repurchase, is at least U.S. $1,000 (or such other specified minimum denomination).

As discussed in greater detail below, IFC will not repurchase Impact Notes pursuant to the exercise of the Survivor’s Option if the deceased person no longer held substantially all of the beneficial interests of ownership of the Impact Notes. Certain common transfers of assets as part of estate planning or other financial management strategies can result in a transfer of substantially all of the beneficial interests of ownership of the Impact Notes to another legal entity, which may result in the death of a person who purchased the Impact Notes no longer triggering the Survivor’s Option. Investors should consult with their financial or legal advisors or other estate planning professionals prior to any transfers of the beneficial interests of ownership of the Impact Notes.

Timing

Requests by a Survivor Representative for the repurchase of Impact Notes will be reviewed promptly in the order such requests are received. Any repurchase request that would trigger the Annual Aggregate Survivor’s Option Limitation or the Individual Survivor’s Option Limitation will not be accepted; provided, however, that in the event the aggregate nominal amount of an issue of Impact Notes repurchased by IFC pursuant to the Survivor’s Option has not exceeded the Annual Aggregate Survivor’s Option Limitation during a calendar year, requests for repurchase that were refused during that calendar year because of the Individual Survivor’s Option Limitation may be accepted by IFC in the order such repurchase requests were received, subject to the Annual Aggregate Survivor’s Option Limitation for an issue of Impact Notes for that calendar year.

IFC will only make payments on the repurchase of Impact Notes pursuant to the exercise of the Survivor’s Option on a quarterly basis. Payments for any Impact Notes to be repurchased by IFC pursuant to the exercise of the Survivor’s Option will be made by no later than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date the Impact Notes are accepted for repurchase.

Example. If a request for repurchase pursuant to the Survivor’s Option was accepted on September 1, IFC would be required to repurchase the Impact Notes by no later than October 15; however, if the request for repurchase was accepted on October 1, IFC would be required to repurchase the Impact Notes by no later than January 15 of the following year. If any date on which payment for Impact Notes is scheduled to be made is not a New York Business Day, payment will be made on the next succeeding New York Business Day, and no interest on such payment shall accrue for the period from such scheduled repayment date to the actual date of payment.

Any request by a Survivor Representative for the repurchase of Impact Notes pursuant to the Survivor’s Option may not be withdrawn once it is received; provided, however, that in the event a request by a Survivor Representative for the repurchase of Impact Notes is not accepted, such request may be withdrawn. Any notice denying a request for the repurchase of Impact Notes will be delivered by first-class mail to the Survivor Representative, and will set forth the grounds for denial.

Any request to repurchase Impact Notes from a Survivor Representative that is not accepted by IFC in a calendar year because of the Annual Aggregate Survivor’s Option Limitation on an issue of Impact Notes will be deemed to be delivered by the Survivor Representative in the following calendar year, using the order in which such requests were originally received, unless the request for repurchase has been withdrawn by the Survivor Representative.

Types of Ownership

The death of a person owning Impact Notes in joint tenancy or tenancy by the entirety will be deemed the death of the beneficial owner of the Impact Notes, and the Survivor Representative may request that the entire nominal amount of the Impact Notes be subject to the exercise of the Survivor’s Option.

The death of a person owning Impact Notes by tenancy in common will be deemed the death of the beneficial owner only with respect to the deceased beneficial holder’s interest in the Impact Note so held by tenancy in common; provided, however, that if the Impact Notes are held by spouses as tenants in common, then the death of either will be deemed the death of the beneficial owner of the Impact Notes causing the entire nominal amount of the Impact Notes to be eligible to the exercise of the Survivor’s Option.

The death of a person who, during the person’s lifetime, was entitled to substantially all of the beneficial interests of ownership of the Impact Notes will be deemed the death of the beneficial owner for purposes of the exercise of the Survivor’s Option, regardless of the listed name of the Holder of the Impact Notes, if the entitlement of the deceased person to the beneficial interests of ownership of the Impact Notes can be established to IFC’s satisfaction (or that of the Global Agent).

Entitlement to substantially all of the beneficial interests of ownership generally will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements where one person has substantially all of the beneficial ownership interest in the Impact Notes during the person’s lifetime.

Note. Certain common transfers of property and securities that individuals may undertake for estate planning or other financial planning purposes (e.g., transfers of Impact Notes to an irrevocable trust, limited partnership, or special purpose entity), may be deemed to be a transfer of substantially all of the beneficial interests of ownership of the Impact Notes, and will result in the death of the transferor not triggering the Survivor’s Option. Investors should consult with their financial or legal advisors or other estate planning professionals before making such a transfer of Impact Notes, because if IFC determines that a transfer of substantially all of the beneficial interests of ownership of the Impact Notes has occurred, any requests for repurchase of the Impact Notes pursuant to the Survivor’s Option may be denied.

Exercise of the Survivor’s Option

Impact Notes are ordinarily represented by a Global Certificate in registered form, and the Holder of the Impact Notes will be DTC or its nominee. In the event a Survivor Representative desires to exercise the Survivor’s Option on behalf of a deceased beneficial holder, it will need to coordinate with DTC or its nominee to complete the exercise, as described below.

Subject to any applicable limitations, in order to validly exercise a Survivor’s Option with respect to Impact Notes represented by a Global Certificate, the Survivor Representative must tender to the broker or other financial institution through which the beneficial ownership interest in the Impact Notes is held (each, a “Financial Institution”):

•	a written instruction to the Financial Institution to notify DTC of the Survivor Representative’s desire to have IFC repurchase the Impact Notes pursuant to the exercise of the Survivor’s Option;

•

a written request for repurchase signed by the Survivor Representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States;

•

appropriate evidence that (a) the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred, and (c) the deceased was the beneficial owner of the Impact Notes at the time of death;

•	if applicable, a properly executed assignment or endorsement;

•

if the beneficial interest in the Impact Notes is held by a nominee of the deceased beneficial owner, a certificate from such nominee attesting to the deceased’s ownership of a beneficial interest in the Impact Notes;

•

tax waivers and any other instruments or documents that IFC (or the Global Agent on its behalf) may reasonably require in order for IFC to establish the validity of the beneficial ownership interest in the Impact Notes and the claimant’s entitlement to payment; and

•

any additional information that IFC (or the Global Agent on its behalf) may reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership interest in, or authority to make the election and to cause the repurchase of, the Impact Notes.

The applicable Financial Institution will deliver (or make available, as applicable) each of these items to IFC (or the Global Agent on its behalf), together with evidence satisfactory to IFC from that Financial Institution stating that it represents the deceased beneficial owner. Upon the satisfaction of these requirements, DTC or its nominee will have the right to exercise any Survivor’s Option for the Impact Notes.

The applicable Financial Institution will be responsible for disbursing payments received from the Global Agent to the Survivor Representative.

IFC has attached as Annex A to this Supplement the forms to be used by a Survivor Representative and by a Survivor Representative’s Financial Institution to exercise the Survivor’s Option on behalf of a deceased beneficial owner of Impact Notes. In addition, one may obtain these forms from the Global Agent’s Agency & Trust division by emailing corporateaction.enquiry@citi.com.

Subject to the Annual Aggregate Survivor’s Option Limitation and the Individual Survivor’s Option Limitation, all questions as to the eligibility or validity of any exercise of the Survivor’s Option will be determined by IFC. In making any such determinations, IFC will rely on the agreements and representations made by a Survivor Representative’s Financial Institution in the applicable submitted repayment election form.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax consequences of the purchase, beneficial ownership and disposition of Impact Notes that IFC may offer from time to time. This summary supplements the section “Tax Matters” in the accompanying Prospectus, is subject to the limitations and exceptions set forth therein and uses the terms defined therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Impact Notes IFC offers in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

For a discussion of the tax treatment of Fixed Rate Impact Notes and Floating Rate Impact Notes, please refer to the section “Tax Matters” in the accompanying Prospectus and the applicable Final Terms.

Tax Treatment of Certain Callable Step-Up Fixed Rate Impact Notes. This section summarizes certain United States federal income tax consequences of the purchase, beneficial ownership and disposition of certain callable Step-Up Fixed Rate Impact Notes (“CSUNs”) that IFC may offer from time to time, and is limited to CSUNs that: (i) are part of an issue in which all the CSUNs are issued for their principal amount; (ii) have a term of more than one year and less than 30 years, (iii) provide for a full return of principal at maturity (plus any accrued but unpaid interest), (iv) pay a quarterly or semiannual coupon at a fixed rate for an initial period followed by a coupon on the same payment schedule at a higher fixed rate for a subsequent period (an “interest rate step up”), possibly followed by additional interest rate step ups; (v) are subject to an unconditional issuer call right immediately before each interest rate step up; and (vi) are not entitled to a Survivor’s Option.

Except to the extent that the rules governing short-term debt instruments apply as described below, the CSUNs should not be treated as issued with OID despite the fact that the interest rate on the CSUNs is scheduled to step-up over the term of the CSUNs because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. Therefore the CSUNs, during each interest rate period, should be treated for OID purposes as fixed-rate notes that will mature prior to any step-up in interest rate for the CSUNs. This assumption is made solely for United States federal income tax purposes of determining whether the CSUNs are issued with OID and is not an indication of IFC’s intention to call or not to call the CSUNs at any time. If IFC does not call the CSUNs prior to any increase in the interest rate then, solely for OID purposes, the CSUNs will be deemed to be reissued at their adjusted issue price on the date of such increase. This deemed issuance should not give rise to taxable gain or loss to holders. Therefore the CSUNs should never be treated as issued with OID.

Based on the discussion above, the coupon on a CSUN will be taxable to a United States holder as ordinary interest income at the time it accrues or is received in accordance with the United States holder’s normal method of accounting for tax purposes (regardless of whether IFC calls the CSUNs).

Upon the disposition of a CSUN by sale, exchange, redemption (e.g., if IFC exercises its right to call the CSUNs) or other disposition, a United States holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such, as described above) and (ii) the United States holder’s adjusted tax basis in the CSUN. A United States holder’s adjusted tax basis in a CSUN generally will equal the cost of the CSUN (net of accrued interest) to the United States holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a CSUN held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a CSUN is subject to significant limitations.

PLAN OF DISTRIBUTION

On the Trade Date, the Impact Notes will be purchased by InspereX as principal, pursuant to a master terms agreement dated as of October 11, 2022 between InspereX and IFC, as amended or supplemented from time to time, at their nominal amount, less applicable discounts and commissions specified in the Final Terms of the Impact Notes. IFC has agreed to pay the fees and expenses of InspereX’s legal counsel in connection with establishing and updating the Impact Notes program. InspereX will commit to take and pay for all of the Impact Notes, if any Impact Notes are taken and paid for.

Certain broker-dealers and/or securities firms may enter into agreements with InspereX pursuant to which they agree to re-offer and sell the Impact Notes in accordance with the terms of these agreements and all other applicable laws and regulations. These agreements are referred to as “master selected dealer agreements.” A broker-dealer or securities firm that enters into a master selected dealer agreement with InspereX is referred to as a “selected dealer.” Selected dealers participate in the distribution of the Impact Notes.

InspereX will purchase Impact Notes from IFC at the public offering price, less the applicable discount and commission specified in the applicable Final Terms for the Impact Notes. The difference between the public offering price and the price paid by InspereX is referred to as the “discount and commission.”

InspereX may also offer and sell Impact Notes to selected dealers. Impact Notes purchased by a selected dealer from InspereX for the selected dealer’s own account, on a principal basis, for resale to the public may be purchased from InspereX at the public offering price set forth in the Final Terms less the applicable concession. The difference between the public offering price and the price paid by a selected dealer is referred to as the “concession.” The concession for a selected dealer will be less than the discount and commission for InspereX. For example, if the discount and commission for InspereX were 0.50% of the public offering price of the Impact Notes, the concession for the selected dealer would be an amount less than 0.50% of the public offering price, such as 0.40%. In this example, if the public offering price were $1,000, the discount and commission would be $5 and the concession would be $4.

In the discussion that follows, the term “level-fee accounts” refers to fee-based investment advisory accounts for which the fees are calculated on the basis of a fixed fee or the amount of assets in the account.

•

Except for Impact Notes sold to level-fee accounts as described below, Impact Notes offered to the public will be offered at the public offering price set forth in the applicable Final Terms. For example, if the public offering price were $1,000, except for Impact Notes sold to level-fee accounts as described below, Impact Notes offered to the public would be offered at that price.

•

If a selected dealer purchases Impact Notes, as principal, and sells those Impact Notes to a client account that is not a level-fee account, the selected dealer will purchase the Impact Notes at the public offering price specified in the applicable Final Terms less the applicable concession, and the account will purchase the Impact Notes at the public offering price specified in the applicable Final Terms. In that case, the selected dealer will retain the concession as compensation. For example, if the public offering price were $1,000, the applicable discount and commission were 0.50% of the public offering price and the applicable concession were 0.40% of the public offering price: (i) InspereX would purchase the Impact Notes from IFC at a price of $995, (ii) the selected dealer would purchase the Impact Notes from InspereX at a price of $996, (iii) the account would purchase the Impact Notes from the selected dealer at the public offering price of $1,000, (iv) InspereX would retain $1 as compensation and (v) the selected dealer would retain $4 as compensation.

•

If a selected dealer purchases Impact Notes, as principal, on behalf of a level-fee account, the Impact Notes may be sold to that account at a price equal to the public offering price less the applicable concession. In that case, the selected dealer will not retain any portion of the sales price as compensation. For example, if the public offering price were $1,000, the applicable discount and commission were 0.50% of the public offering price and the applicable concession were 0.40% of the public offering price: (i) InspereX would purchase the Impact Notes from IFC at a price of $995, (ii) the level-fee account would purchase the Impact Notes through the selected dealer at a price of $996, (iii) InspereX would retain $1 as compensation and (iv) the selected dealer would not retain any portion of the sales price as compensation.

•

If a selected dealer purchases Impact Notes on an agency basis for a client account that is not a level-fee account, the selected dealer may purchase Impact Notes at the public offering price specified in the applicable Final Terms. In that case, the account will pay the public offering price to purchase the Impact Notes, the selected dealer will not receive the concession as compensation, and the confirmation of sale will disclose any commission paid by the account. For example, if the public offering price were $1,000, the account would purchase the Impact Notes at the public offering price of $1,000, and the confirmation of sale would disclose any commission paid by the account. In this example, InspereX would retain the discount and commission as compensation.

Delivery of the Impact Notes are expected to be made against payment for the Impact Notes more than two New York Business Days following the Trade Date for the Impact Notes (that is, the Impact Notes may have a settlement cycle that is longer than “T+2”). For considerations relating to an offering of Impact Notes with a settlement cycle longer than T+2, see “Clearance and Settlement – Clearance and Settlement Procedures-Secondary Market Transfers – Pre-issue Trades Settlement” on page 54 of the Prospectus.

From time to time, InspereX has, and in the future may, engage in transactions with and perform services for IFC for which it has been, and may be, paid customary fees.

ANNEX A - Election Forms

INTERNATIONAL FINANCE CORPORATION

IMPACT NOTES

FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR’S OPTION

(TO BE COMPLETED BY SURVIVOR REPRESENTATIVE)

CUSIP NO.: __________

[ ]

By checking this box, the undersigned represents that: (1) it is the authorized representative of the deceased beneficial owner identified below; (2) (a) the deceased was the beneficial owner of the nominal amount of Notes listed below at the date of the person’s death for at least six months and such Notes have been issued for at least twelve months, (b) the death of the beneficial owner listed below has occurred and (c) the undersigned representative has authority to act on behalf of the deceased beneficial owner; and (3) subject to the aggregate limitation on the amount of Notes that may be tendered in any calendar year, it hereby elects to tender the nominal amount of Notes set forth below for repayment by International Finance Corporation for a price equal to 100% (or such lesser amount as may be accepted for repayment) of the nominal amount of the beneficial interest of the deceased owner plus accrued interest to the date of repayment.

The deceased beneficial owner held the nominal amount of Notes to be tendered as (check one):

___	a sole beneficial owner, a joint tenant or a tenant by the entirety with another or others, a tenant in common with a spouse or an individual entitled to substantially all of the beneficial interest.

___	a tenant in common with another (other than a spouse). If applicable please provide the amount of interest held by the deceased beneficial owner. $_______________

Full name of deceased beneficial owner (please attach death certificate):

If applicable, full name of the nominee of the deceased beneficial owner (please attach a certificate attesting to the deceased’s beneficial ownership interest in the securities):

Nominal amount of Notes being tendered for repayment (amount must exceed $1,000):

$___________________

International Finance Corporation may, in its sole discretion, limit the aggregate nominal amount of Notes that may be tendered pursuant to the Survivor’s Option by any single beneficial owner in any calendar year to $250,000 or such greater amount as it may determine. Additional limitations with respect to aggregate exercises by all holders and terms of acceptance are also applicable and are more fully described in the terms of the Notes. Citibank, N.A., as Global Agent for the Notes on behalf of International Finance Corporation, has the right to reject tenders of Notes if a properly executed election is not submitted or if it fails to receive any tax or additional information that is required to document adherence to any conditions precedent, ownership or authority to make the election.

FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR’S OPTION

CUSIP NO.: __________

THIS NOTICE OF ELECTION MAY NOT BE WITHDRAWN AND

NOTES SUBJECT TO THIS NOTICE OF ELECTION MAY

NOT BE TRANSFERRED PRIOR TO THE DATE OF REPAYMENT

PLEASE SIGN HERE

(Must be signed by authorized representative(s) of deceased holder. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary capacity, please set forth full title.)

Signature(s) of Authorized Representative(s):

Dated: ___________________, 20___

Name(s):
(Please Print)

Capacity (full title):

Address:
(Include Zip Code)

Area Code(s) and Telephone Number(s):

GUARANTEE OF SIGNATURE(S)

(Must be signed by an eligible guarantor.)

Name of Firm:

Authorized Signature:

Name:
(Please Print)

Title:

Address:
(Include Zip Code)

Area Code(s) and Telephone Number(s):

Dated: ___________________, 20__

2

INTERNATIONAL FINANCE CORPORATION

IMPACT NOTES

________

REPAYMENT ELECTION FORM

(TO BE COMPLETED BY FINANCIAL INSTITUTION

ON BEHALF OF SURVIVOR REPRESENTATIVE)

________

CUSIP NO.: __________

To:	International Finance Corporation

c/o Citibank, N.A., as Global Agent

The undersigned financial institution (the “Financial Institution”) represents the following:

•

The Financial Institution has received a written request for repayment from the executor or other survivor representative (the “Survivor Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of International Finance Corporation Impact Notes (CUSIP No. __________) (the “Notes”).

•	The Survivor Representative has the authority to act on behalf of the Deceased Beneficial Owner.

•

At the time of the person’s death, the Deceased Beneficial Owner owned Notes in the nominal amount listed below for at least six months, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company.

The Financial Institution agrees to the following terms:

•	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election Form (the “Form”).

•

The Financial Institution shall make all records specified in the Instructions supporting the above representations available to International Finance Corporation for inspection and review within five New York Business Days of International Finance Corporation’s request.

•

If the Financial Institution or International Finance Corporation, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and International Finance Corporation may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify International Finance Corporation immediately.

•

Other than as described in the Impact Notes Prospectus Supplement in the limited situation involving tenders of Impact Notes that are not accepted during one calendar year as a result of the “Annual Aggregate Survivor’s Option Limitation,” repayment elections may not be withdrawn.

•

The Financial Institution agrees to indemnify and hold harmless International Finance Corporation (and its Global Agent indicated in paragraph 14 of the Instructions to this Form) against and from any and all claims, liabilities, costs, losses, expenses, suits and damages resulting from the Financial Institution’s above representations and request for repayment on behalf of the Survivor Representative.

REPAYMENT ELECTION FORM

CUSIP NO.: __________

(1)	______________________________________________________________________

Name of Deceased Beneficial Owner

(2)	______________________________________________________________________

Date of Death

(3)	______________________________________________________________________

Name of Survivor Representative Requesting Repayment

(4)	______________________________________________________________________

Name of Financial Institution Requesting Repayment

(5)	______________________________________________________________________

Signature of Representative of Financial Institution Requesting Repayment

(6)	______________________________________________________________________

Nominal Amount of Requested Repayment

(7)	______________________________________________________________________

Date of Election

(8)	______________________________________________________________________

Date Requested for Repayment

(9)	Financial Institution Representative:

Name:

Phone Number:

Mailing Address (no P.O. Boxes):

E-mail Address:

(10)	Citibank, N.A.’s Delivery Versus Payment Instructions[1]:

Citibank, N.A., DTC Participant Account No.

Wire instructions for payment:

Bank Name:

ABA Number:

Account Name:

Account Number:

Reference (optional):

[1]

Delivery of the Notes subject to repayment must be made on the repayment date and not prior to the repayment date. Delivery should be made in accordance with Citibank, N.A.’s Delivery Versus Payment Instructions as provided on line (10) above. If the repayment date is not an Interest Payment Date, the repayment amount will include accrued interest.

2

REPAYMENT ELECTION FORM

CUSIP NO.: __________

TO BE COMPLETED BY INTERNATIONAL FINANCE CORPORATION:

(A)	Election Number[2]:

(B)	Delivery and Payment Date:

(C)	Nominal Amount:

(D)	Accrued Interest:

(E)	Date of Receipt of Form by International Finance Corporation:

(F)	Date of Acknowledgment by International Finance Corporation:

[2]

To be assigned by International Finance Corporation upon receipt of this Form. An acknowledgement, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

3

INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM

Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form.

1.

Collect and retain for a period of at least three years the following (1) satisfactory evidence of the authority of the Survivor Representative to act on behalf of the Deceased Beneficial Owner, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of the person’s death, the Notes being submitted for repayment for a continuous period of at least six months, (4) if the beneficial interest in the related Note is held by a nominee of the Deceased Beneficial Owner, a certificate from the nominee attesting to the Deceased Beneficial Owner’s ownership of a beneficial interest in such Notes, (5) a written request for repayment signed by the Survivor Representative, with signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (6) if applicable, a properly executed assignment or endorsement, (7) any necessary tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the Survivor Representative’s entitlement to payment, and (8) any additional information reasonably required to document ownership or the authority to exercise the demand for repayment and to cause the repayment of the related Note. For purposes of determining whether International Finance Corporation will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

•

Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as being beneficially owned by a single owner. The death of a tenant by the entirety or joint tenant will be deemed the death of the beneficial owner, and the entire nominal amount of the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of an owner of a Note only with respect to the deceased owner’s interest in the Note so held by tenancy in common, unless spouses are the tenants in common, in which case the death of either will be deemed the death of the owner of the Note, and the entire nominal amount of the Note so held will be eligible for repayment.

•

Notes beneficially owned by a trust may be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust may be deemed the death of the beneficial owner of the Notes beneficially owned by the trust only to the extent of that beneficiary’s interest in the trust. The death of an individual who was a tenant by the entirety or joint tenant in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust only with respect to the deceased owner’s beneficial interest in the Note, unless spouses are the tenants in common, in which case the death of either will be deemed the death of the beneficiary of the trust.

•

The death of a person who, during the person’s lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be satisfactorily established. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee or a custodian, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

4

2.	Provide CUSIP Number for the Notes to be repaid at the top of each page of the Repayment Election Form.

3.	Indicate the name of the Deceased Beneficial Owner on line (1).

4.	Indicate the date of death of the Deceased Beneficial Owner on line (2).

5.	Indicate the name of the Survivor Representative requesting repayment on line (3).

6.	Indicate the name of the Financial Institution requesting repayment on line (4).

7.	Affix the authorized signature of the Financial Institution’s representative on line (5). THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.

8.	Indicate the nominal amount of Notes to be repaid on line (6).

9.	Indicate the date this Form was completed on line (7).

10.

Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date of International Finance Corporation’s acceptance of the Notes for repayment, unless such date is not a New York Business Day, in which case the date of requested payment may be no earlier than the next succeeding New York Business Day.

11.	Indicate the name, mailing address (no P.O. boxes, please), e-mail address and telephone number of the party to whom the acknowledgment of this election may be sent on line (9).

12.	Indicate the wire instructions for payment on line (10).

13.	Leave lines (A), (B), (C), (D), (E) and (F) blank.

14.	Mail or otherwise deliver an original copy of the completed Form to International Finance Corporation’s Global Agent as follows:

Citibank, N.A.

Attn: Agency & Trust – Corporate Actions

1 North Wall Quay

1st Floor

Dublin 2

Ireland

FACSIMILE AND E-MAIL TRANSMISSIONS OF THE REPAYMENT ELECTION FORM WILL

NOT BE ACCEPTED.

15.

If the acknowledgement of International Finance Corporation’s receipt of this Form, including the assigned Election Number, is not received within 15 New York Business Days of the date such information is sent to the Global Agent, contact International Finance Corporation at ifcsettlements@ifc.org and funding@ifc.org or the Global Agent on its behalf at corporateaction.enquiry@citi.com.

For assistance with the Form or any questions relating thereto, please contact the Global Agent at corporateaction.enquiry@citi.com or International Finance Corporation at ifcsettlements@ifc.org and funding@ifc.org.

5

INTERNATIONAL FINANCE CORPORATION

IMPACT NOTES

InspereX